UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO (RULE 14d-100) Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

NEW RIVER PHARMACEUTICALS INC. (Name of Subject Company)

SHUTTLE CORPORATION SHIRE PLC (Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share (Title of Class of Securities)

648468205 (Cusip Number of Class of Securities)

Tatjana May
General Counsel
Shire plc
Hampshire International Business Park, Chineham,
Basingstoke, Hampshire, England, RG24 8EP
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to: John J. McCarthy, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Hampshire International Business Park Chineham Basingstoke Hampshire RG24 8EP United Kingdom Tel +44 (0) 1256 894000 Fax +44 (0) 1256 894708 www.shire.com

Press Release

SHIRE AGREES TO ACQUIRE NEW RIVER TO GAIN FULL
CONTROL OF VYVANSE™, ITS FUTURE FLAGSHIP PRODUCT
FOR ADHD
     All cash transaction for $2.6 billion
funded by $2.3 billion new debt facilities and
$800 million equity financing.

Basingstoke, UK and Philadelphia, PA, US – February 20, 2007 – Shire plc (LSE: SHP.L; NASDAQ: SHPGY; TSX: SHQ) (“Shire” or the “Company”) announces today that it has agreed to acquire New River Pharmaceuticals Inc. (NASDAQ: NRPH) (“New River”) for $64 per New River share, or approximately $2.6 billion in total, in an all cash transaction unanimously recommended by the Boards of both companies.

In January 2005, Shire entered into a collaborative agreement with New River to develop and co-promote NRP104, now known as VYVANSE™ (lisdexamfetamine dimesylate) for Attention Deficit and Hyperactivity Disorder (“ADHD”), before Phase 2 data were available for the drug. In December 2006, New River received a second approvable letter for VYVANSE from the US Food and Drug Administration (“FDA”) and, as previously announced, Shire plans to launch VYVANSE for the pediatric indication and file a supplemental New Drug Application (“sNDA”) for the adult indication in the second quarter of 2007. Shire is confident that the final terms of the expected FDA approval will provide a strong and differentiated platform for the successful launch of VYVANSE.

The acquisition of New River will allow Shire to capture the full economic value of VYVANSE, and gain control of the future development and commercialization of this product. This is consistent with Shire’s already stated focus on the growing ADHD market and allows the Company to progress and benefit from its successful strategy of acquiring, developing and marketing specialty products. In addition, the acquisition will provide Shire with access to potentially attractive new specialty drug candidates and technology.

The acquisition is structured as a tender offer for all outstanding shares of New River followed by a merger. The acquisition is subject to the approval of Shire’s shareholders as well as the satisfaction of certain customary conditions, including the tender of a majority of the outstanding New River shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period. We expect the tender offer to be commenced by March 2, 2007 and to close early in April 2007, unless extended. The tender offer is not subject to a financing contingency. Mr R.J. Kirk, New River’s CEO, who beneficially owns 50.2% of the total outstanding shares of New River common stock (or 46% on a fully diluted basis) has agreed pursuant to a tender and support agreement with Shire that he will tender his shares in the tender offer.

Registered in England 5492592 Registered Office as above

Shire Chief Executive Officer, Matthew Emmens, said:

“This is an important and complementary acquisition that gives us full control of VYVANSE, a novel drug. We are confident and expect that the final labeling will provide patients and physicians with real benefits that differentiate this compound from other ADHD products. It will enable us to drive the launch and future development of VYVANSE and gain the full economic benefits of the drug. Based on VYVANSE’s expected profile, we believe it has the potential to be the next generation stimulant product to ADDERALL XR®. This acquisition continues our leadership position in the growing US ADHD market, improves our operating margins, significantly enhances our earnings growth from late 2009 and delivers on our overall global growth strategy. The combined debt and equity financing announced today enables us to both acquire New River and retain the financial flexibility to make further acquisitions that will continue to drive Shire’s growth.”

Acquisition Rationale:

VYVANSE represents the future flagship product for ADHD

  Shire is confident in its ability to make VYVANSE the leading treatment in the ADHD market and, as Shire has demonstrated historically, to transition successfully the majority of patients from its current market leading product (ADDERALL XR) to the next generation prodrug ADHD product (VYVANSE)
  VYVANSE, as a New Chemical Entity (NCE), represents an important innovation in ADHD treatment with a favorable therapeutic profile for pediatric ADHD patients
  In clinical studies designed to measure duration of effect, VYVANSE provided significant efficacy compared to placebo for the full treatment day, up to, through and including 6:00 pm
  In two clinical human drug abuse studies, VYVANSE produced subjective responses on a scale of “Drug Liking Effects” (DLE) that were significantly less than d- amphetamines in the case of oral administration and less in the case of intravenous administration at equivalent dosages. DLE is used in clinical abuse studies to measure relative preference among known substance abusers
  VYVANSE has robust intellectual property with patent protection through to June 2023 in the US and through to June 2024 in Europe

Opportunity to fully control development and commercialization strategy for VYVANSE

  Shire can leverage its ADHD expertise to maximize the value of VYVANSE’s development program, including pursuing further studies in ADHD and additional product indications
  Establishes a single voice to the key opinion leaders for the product, based on Shire’s already strong ADHD position in the US. Consistent marketing program to be delivered through a single experienced sales organization
  Enhances Shire’s existing excellent relationship with ADHD physicians and the patient community
  Opportunity to maximize VYVANSE’s potential in North America and Europe

Attractive market opportunities

  Current US ADHD market worth $3.3 billion with current estimated yearly market prescription volume growth at 4% which Shire expects to rise to 6% with the introduction of new products
  Major opportunity in adult ADHD market
    Currently makes up close to 40% of total prescriptions and adult prescription volume grew 9% over 2005
    Market data estimates that 75% of adult ADHD patient population in the US remain undiagnosed, under-treated or untreated
  Major opportunities for ADHD in growing European markets
    Shire plans to file VYVANSE for European approvals for pediatric indication in 2009

Acquisition allows Shire to capture fully the future profits of VYVANSE. It is expected to enhance significantly Shire’s medium and long-term earnings per share (EPS) growth

  Significantly enhances Shire’s operating margin through elimination of VYVANSE’s profit share and royalties
  Expected to be cash EPS and US GAAP EPS neutral in 2009 and significantly earnings enhancing from late 2009
  Effective use of Shire’s balance sheet and cash generation
  Shire retains financial flexibility to make further acquisitions

Adds to Shire’s product pipeline and broadens technology platform

  NRP290 (phase 2 for acute pain)
  NRP409 (pre-clinical) for use in treatment of hypothyroidism
  Ownership of patented CARRIERWAVE™ platform technology, with potential application in reduced drug abusability

A circular providing further details of the acquisition and convening an Extraordinary General Meeting of Shire shareholders will be posted to Shire shareholders in due course.

Shire also announces today its results for the twelve months to December 31, 2006, which demonstrate the continued strong growth of its ADHD portfolio. Please refer to the separate press release.

Analysts’ conference calls and presentation

A conference call will be held for analysts at 12noon GMT / 7am EDT today, February 20, 2007. Please dial USA / Canada toll free: 1 866 793 4279 or UK toll free 0800 358 2705 or Standard International Dial In: +44 (0) 20 8609 0205, password: 292846#.

There will also be a live audio webcast at www.Shire.com.

For further information please contact:

Investor Relations	Cléa Rosenfeld (Rest of the World)	+44 1256 894 160
	Eric Rojas and Brian Piper (North America)	+1 484 595 8252

Media	Jessica Mann (Rest of the World)	+44 1256 894 280
	Matt Cabrey (North America	+1 484 595 8248

Shire plc

Shire’s strategic goal is to become the leading specialty pharmaceutical company that focuses on meeting the needs of the specialist physician. Shire focuses its business on ADHD, human genetic therapies (HGT), gastrointestinal (GI) and renal diseases. The structure is sufficiently flexible to allow Shire to target new therapeutic areas to the extent opportunities arise through acquisitions. Shire believes that a carefully selected portfolio of products with a strategically aligned and relatively small-scale sales force will deliver strong results.

Shire’s focused strategy is to develop and market products for specialty physicians. Shire’s in-licensing, merger and acquisition efforts are focused on products in niche markets with strong intellectual property protection either in the US or Europe.

For further information on Shire, please visit the Company’s website: www.Shire.com.

About New River

New River Pharmaceuticals Inc. is a specialty pharmaceutical company developing pharmaceuticals that are generational improvements of widely prescribed drugs in large and growing markets. New River was founded in 1996 by R.J. Kirk, Chairman and Chief Executive Officer, who is the principal shareholder with 50.2% of the outstanding shares of New River common stock (46% on a fully diluted basis).

New River is developing new molecular entities that are derivatives of public domain active compounds using its proprietary CARRIERWAVE technology.

New River currently has three active programs in clinical or pre-clinical development stages:

  VYVANSE, New River’s principal product candidate, is under FDA review for the treatment of ADHD in pediatric populations
  NRP290 (Phase 2) is being developed to treat acute pain and is intended to be a safer, more abuse-resistant and more effective alternative to currently marketed opioids
  NRP409 (pre-clinical) is being developed as a replacement or supplemental therapy in patients with primary hypothyroidism and other indications

As at October 1, 2006 New River had total assets of $169,915,935. For the nine months ended October 1, 2006 New River reported collaboration revenues of $31,850,530 and recorded an operating loss of $12,375,644 (operating loss for full year 2005: $31,751,617).

The Management of New River comprises of R.J. Kirk, Chairman and Chief Executive, Krish Krishnan, Chief Operating Officer and Chief Financial Officer, Garen Z. Manvelian M.D., Chief Medical Officer, John K. Thottathil, Ph.D. - Chief Scientific Officer, Suma M. Krishnan, Vice President, Product Development, Samir D. Roy Ph.D, Vice President, Formulation and Manufacturing, Clifton R. Hendon II, Vice President, Finance and Controller, and James P. Shaffer, Vice President, Sales and Marketing.

Background to collaboration between New River and Shire

In January 2005 Shire entered into a collaborative agreement with New River for the development of VYVANSE for the treatment of ADHD, before Phase 2 data were available for the drug. On 21 December 2006, the FDA issued a second approvable letter to New River for VYVANSE and, following this, Shire is preparing for the US launch of the pediatric indication of VYVANSE in the second quarter of 2007.

The US Prescription Drug User Fee Act date for the pediatric indication of this drug is 24 February 2007. The FDA has proposed that VYVANSE be classified as a Schedule II controlled substance under the US Controlled Substances Act. This proposal has been submitted to the US Drug Enforcement Administration (DEA) and a final scheduling decision is anticipated within two months of approval. Once VYVANSE receives final scheduling designation by the DEA, it will be available in three dosage strengths: 30 mg, 50 mg and 70 mg, all indicated for once-daily dosing.

While both companies have jointly developed VYVANSE to date, a launch strategy driven by a single organization with substantial experience in the ADHD market will maximize the potential for the product. In particular, Shire’s longstanding patient and physician relationships established over the last decade through the ADDERALL franchise will be fully leveraged to ensure optimal positioning of VYVANSE in North America and Europe.

VYVANSE is an innovative drug that addresses significant medical need and its unique technology could potentially limit the absorption to doses within the therapeutic range and make it less suitable for abuse.

Shire has successfully commercialized specialty pharmaceutical products in the major pharmaceutical markets of North America and Europe and it expects to leverage this capability to realize the full potential of VYVANSE.

Shire’s ADHD portfolio, VYVANSE’s potential and market dynamics

The current US ADHD market is estimated to be worth $3.3 billion with yearly prescription volume market growth at 4% in 2006 which Shire expects to rise to 6% in 2007 with the introduction of new products. Shire also expects the market to grow further in the future along with the expansion into new geographic areas and new patient populations.

Shire believes that there are major opportunities for ADHD in European markets and Shire plans to file VYVANSE for European approvals in 2009.

Market data estimates that 9.9 million adults in the US suffer from ADHD, and that 75% of these people remain undiagnosed, under-treated or untreated. The adult segment now makes up close to 40% of the new prescriptions written in the market place.

VYVANSE has been developed for adult as well as for pediatric use. Shire expects to file the sNDA for the adult indication in Q2 2007. If accepted as a sNDA the review period is expected to be 180 days.

Shire has a leading position in the US ADHD market with ADDERALL XR and DAYTRANA™, and also has two additional products in registration; SPD465 (high dose mixed-amphetamine salts for adults) and SPD503 (extended release guanfacine, non-

stimulant agent for pediatric use). With VYVANSE expected to replace ADDERALL XR, Shire’s portfolio of ADHD products will have a widespread position in this growing market.

Financial impact

The acquisition of New River is expected to enhance significantly Shire’s medium and long-term EPS growth. It will also allow Shire to fully capture the future profits of VYVANSE and improve operating margin performance.

The acquisition is expected to be cash EPS and US GAAP EPS neutral in 2009 and significantly earnings enhancing from late 2009.

It is anticipated that the value of the pediatric indication of VYVANSE (approximately $1bn) will be recognized as an intangible asset, together with an associated deferred tax liability of approximately $0.4bn on the balance sheet. The intangible asset will be amortized over its useful economic life (approximately 20 years). There will also be a one-time charge of approximately $2 bn on closing of the acquisition relating mainly to the write-off, under US GAAP, of the intangible asset value associated with the acquired in-process R&D pipeline (including the adult indication), together with some integration and transaction costs.

The financing announced today enables Shire to both acquire New River and retain financial flexibility to make further acquisitions in other areas that will continue to drive Shire’s growth.

Additional New River products

NRP290, New River’s most advanced compound (Phase 2) after VYVANSE, is a Conditionally Bioreversible Derivative (CBD) of hydrocodone, an opioid widely used in combination with other non-opioid analgesics to treat acute pain

  Acute pain usually lasts for a short time, typically not more than a month. Treatment for acute pain may consist of non-opioid analgesics and non-steroidal anti- inflammatory drugs. In more severe cases of acute pain, opioids are commonly prescribed. While opioids are the most effective drugs available for treating pain, there is increasing concern with respect to their potential for abuse and propensity for addiction
  Repeated administration of opioids, including hydrocodone, can create psychological addiction as well as increased tolerance resulting in the potential for overdose.
  Overdose can result in respiratory depression, coma, hypotension, cardiac arrestand death
  On June 28, 2005, New River filed an Investigational New Drug Application (IND) with the FDA. On September 12, 2005, New River presented the results of its first clinical trial on NRP290. Further clinical development is ongoing

NRP409 (pre-clinical) is being developed as a replacement or supplemental therapy in patients with primary hypothyroidism and other indications

  New River's CARRIERWAVE triiodothyronine (T3) hormone is being developed as a replacement or supplemental therapy in patients with primary hypothyroidism and other indications. The leading thyroid Hormone Replacement Therapies (HRTs) are based on tetraiodothyronine (T4), and require deiodination within the patient to convert to the more active hormone (T3). Patients demonstrate significant variability in their ability to convert the T4 hormone in the HRT into T3. This variability can arise as a function of age, stress or a variety of medical conditions. Commercially approved drugs based on T3, however, engender certain safety risks, most notably cardiovascular in nature
NRP409 will mark a significant improvement in thyroid HRT by reducing the variability of the more active hormone's availability, while reducing the safety risk associated with other T3 based therapies
New River filed an IND for NRP409 in the second quarter of 2006

New River patented technology

In addition to the above products, the acquisition provides Shire access to New River’s CARRIERWAVE technology. This proprietary technology enables the design of proprietary compounds consisting of active pharmaceutical ingredients bound to adjuvants. The adjuvants are comprised of various substances such as peptides, amino acids, lipids and nucleic acids. New River believes that the breakdown of the active from the adjuvant occurs at specifically targeted sites of enzymatic activity in the body. In the case of its current CARRIERWAVE compounds, the site of enzymatic activity is primarily in the gastrointestinal tract. At the target site, enzymes hydrolyze or cleave the adjuvant from the active pharmaceutical ingredient, releasing the active pharmaceutical ingredient into circulation.

New River believes that the CARRIERWAVE technology has particular application in overcoming the drawbacks associated with drugs of abuse and addiction, like amphetamines and opioids while providing efficacy similar to currently marketed versions. CBDs are intended for oral delivery. In the case of amphetamines and opioids, they are designed to limit the release of the active pharmaceutical ingredient from the CBD at greater than therapeutically prescribed amounts, and to be inactive when administered other than orally.

Terms of the Transaction

The acquisition will be effected pursuant to a merger agreement (Merger Agreement). Under the terms of the Merger Agreement, a subsidiary of Shire will commence a tender offer for all outstanding shares of New River common stock at a price of $64 per share in cash no later than March 2, 2007. Following the completion of the tender offer, any remaining shares of New River will be acquired in a cash merger at the same price. The transaction values New River’s share capital as of the date of the Merger Agreement, at $2.6 billion on a fully diluted basis. The acquisition price represents a premium of approximately:

  10% to New River’s closing share price of $58.35 on February 16, 2007 (being the last business day prior to this announcement); and
  14% to $55.92, the average New River closing share price over the four weeks prior to the date of this announcement.

The transaction has been unanimously recommended by the boards of both companies. The acquisition is structured as a tender offer for all outstanding shares of New River followed by a merger. The acquisition is subject to the approval of Shire’s shareholders as well as the satisfaction of certain customary conditions, including the tender of a majority of the outstanding New River shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period. We expect the tender offer to be commenced by March 2, 2007 and to close early in April 2007, unless extended.

The Merger Agreement contains provisions relating to the payment of break fees by Shire and New River. New River is obliged to pay Shire $70 million and reimburse Shire for up to $8 million in expenses in the event that the merger is terminated in specified circumstances. Shire is obliged to pay New River $70 million and reimburse New River for up to $8 million in expenses in the event that the Merger Agreement is terminated as a result of, among other things, (i) Shire shareholders not approving the acquisition, (ii) the board of directors of Shire changing its recommendation in respect of the transaction, or (iii) the board of directors of Shire not complying with its obligations under the Merger Agreement to convene an Extraordinary General Meeting of Shire shareholders.

R.J. Kirk, New River’s CEO, owns 50.2% of the outstanding shares of New River common stock (46% on a fully diluted basis), has agreed, pursuant to a tender and support agreement with Shire that, he will tender his shares in the tender offer. If the Merger Agreement is terminated, however, including by reason of New River accepting an offer from a third party that the New River board of directors deems to be superior to the transactions contemplated by the Merger Agreement, the tender and support agreement also terminates.

Financing of the Transaction

The total consideration for the acquisition of New River amounts to approximately $2.6 billion in cash. Shire has entered into new bank facilities of $2.3 billion to provide part of the finance for the acquisition. This new facility is conditional upon, amongst other things, approval being given by Shire shareholders at an Extraordinary General Meeting for the Shire Group to exceed the limit on its aggregate borrowings set out in Shire’s Articles of Association.

Shire also intends to raise approximately $800 million through an equity financing.

Financial information and current results

Shire today announced its preliminary results for the 2006 financial year. In 2006, Shire achieved total revenues of $1,796 million and net income of $278 million. Fully diluted earnings per ordinary share for 2006 were 54.6 cents. As of December 31, 2006 Shire had $1,127 million in cash and cash equivalents. For 2007 guidance and further information, please refer to Shire’s 2006 year end earnings release or visit: www.Shire.com.

Goldman Sachs, Morgan Stanley and Deutsche Bank acted as financial advisors to Shire in relation to the acquisition.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell New River common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this report when they become available because they will contain important information. The tender offer statement will be filed by a subsidiary of Shire with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by New River with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Shire or New River with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Shire at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP, attention: Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to New River at 1881 Grove Avenue, Radford, Virginia 24141, attention: Director of Corporate Communications.

General

This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice in any jurisdiction. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially affected. The risks and uncertainties include, but are not limited to: risks associated with the inherent uncertainty of pharmaceutical research, product development, manufacturing and commercialization; the impact of competitive products, including, but not limited to the impact of those on Shire’s ADHD franchise; patents, including but not limited to, legal challenges relating to Shire’s ADHD franchise; government regulation and approval, including but not limited to the expected product approval dates of SPD503 (guanfacine extended release) (ADHD), SPD465 (extended release of mixed amphetamine salts) (ADHD), and VYVANSE (NRP104) (lisdexamfetamine dimesylate) (ADHD), including its scheduling classification by the Drug Enforcement Administration in the United States; Shire’s ability to complete, and achieve anticipated benefits from the acquisition of New River Pharmaceuticals; Shire’s ability to secure new products for commercialization and/or development; and other risks and uncertainties detailed from time to time in Shire’s filings with the Securities and Exchange Commission.

Statements regarding future earnings or earnings per share or the growth of either of these should not be interpreted to mean that earnings or earnings per share will necessarily be greater in any financial period than for the relevant preceding financial period

Goldman Sachs, Morgan Stanley and Deutsche Bank are acting exclusively for Shire and no one else in relation to the matters described in this announcement and will not be responsible to anyone other than Shire for providing the protections afforded to customers of Goldman Sachs, Morgan Stanley or Deutsche Bank or for providing advice in relation to the acquisition or in relation to any transaction, arrangement or other the matters referred to in this announcement.

Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

“Deutsche Bank”	means Deutsche Bank AG, London Branch;
“Goldman Sachs”	means Goldman Sachs International;
“Morgan Stanley”	means Morgan Stanley & Co. International Limited;
“New River”	means New River Pharmaceuticals, Inc.;
“Shire”	means Shire plc, a public limited company incorporated under the laws of England and Wales;
“US GAAP”	means generally accepted accounting principles in the United States;
“United States”	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;
References to “$” are to the lawful currency of the United States of America.

*     *     *

Hampshire International Business Park Chineham Basingstoke Hampshire RG24 8EP United Kingdom Tel +44 (0) 1256 894000 Fax +44 (0) 1256 894708 www.shire.com

Press Release

SHIRE ANNOUNCES $800 MILLION EQUITY FINANCING
IN CONNECTION WITH ACQUISITION OF NEW RIVER

Basingstoke, UK and Philadelphia, US – February 20, 2007 – Shire plc (LSE: SHP, NASDAQ: SHPGY, TSX: SHQ) (“Shire”) announces today that, to part-finance its proposed acquisition (by way of tender offer and merger) of New River Pharmaceuticals Inc, it plans to raise approximately $800 million by way of a private placement of new ordinary shares to certain institutional investors worldwide.

Based on the closing price of Shire shares on the London Stock Exchange on February 19, 2007 of £10.75, an $800 million equity issue would result in the issue of approximately 38 million new Shire ordinary shares, representing approximately 7.5% of the current outstanding ordinary share capital of Shire. This equity financing is expected to close within 48 hours of this announcement.

The new ordinary shares to be issued in the private placement will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing issued ordinary shares of Shire, including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the new ordinary shares.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the U.S. Securities Act of 1933.

For further information please contact:

Investor Relations	Cléa Rosenfeld (Rest of the World)	+44 1256 894 160

	Eric Rojas and Brian Piper (North America)	+1 484 595 8252

Media	Jessica Mann (Rest of the World)	+44 1256 894 280

	Matthew Cabrey (North America)	+1 484 595 8248

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell New River common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this report when they become available because they will contain important information. The tender offer statement will be filed by a subsidiary of Shire with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by New

Registered in England 5492592 Registered Office as above

River with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Shire or New River with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Shire at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP, attention: Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to New River at 1881 Grove Avenue, Radford, Virginia 24141, attention: Director of Corporate Communications.

2

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Hampshire International Business Park Chineham Basingstoke Hampshire RG24 8EP United Kingdom Tel +44 (0) 1256 894000 Fax +44 (0) 1256 894708 www.shire.com

Press Release

20 February 2007

Shire plc ("Shire" or the "Company")

RESULT OF EQUITY PLACING

Shire is pleased to announce the successful completion of the placing announced earlier today (the "Placing").

A total of 42,883,721 new ordinary shares of 5 pence each in Shire (the "Placing Shares") have been placed at a price of 1075 pence per Placing Share, raising gross proceeds of approximately $900 million (£461 million). The Placing Shares being issued represent approximately 8.4 per cent. of Shire's issued ordinary share capital prior to the Placing.

The Placing Shares will, when issued, be credited as fully paid and will rank equally in all respects with the existing issued ordinary shares of 5 pence each in the capital of the Company including the right to receive all future dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the Placing Shares.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the U.S. Securities Act of 1933.

For further information please contact:

Investor Relations	Cléa Rosenfeld (Rest of the World)	+44 1256 894 160

	Brian Piper (North America)	+1 484 595 8252

Media	Jessica Mann (Rest of the World)	+44 1256 894 280

	Matthew Cabrey (North America)	+1 484 595 8248

Notes to editors

SHIRE PLC

Shire’s strategic goal is to become the leading specialty pharmaceutical company that focuses on meeting the needs of the specialist physician. Shire focuses its business on attention deficit and hyperactivity disorder (ADHD), human genetic therapies (HGT), gastrointestinal (GI) and renal diseases. The structure is sufficiently flexible to allow Shire to target new therapeutic areas to the extent opportunities arise through acquisitions. Shire believes that a carefully selected portfolio of products with a strategically aligned and relatively small-scale sales force will deliver strong results.

Shire’s focused strategy is to develop and market products for specialty physicians. Shire’s in-licensing, merger and acquisition efforts are focused on products in niche markets with strong intellectual property protection either in the US or Europe.

For further information on Shire, please visit the Company’s website: www.shire.com.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire’s results could be materially affected. The risks and uncertainties include, but are not limited to: risks associated with the inherent uncertainty of pharmaceutical research, product development, manufacturing and commercialization; the impact of competitive products, including, but not limited to the impact of those on Shire’s ADHD franchise; patents, including but not limited to, legal challenges relating to Shire’s ADHD franchise; government regulation and approval, including but not limited to the expected product approval dates of SPD503 (guanfacine extended release) (ADHD), SPD465 (extended release of mixed amphetamine salts) (ADHD), and VYVANSE (NRP104) (lisdexamfetamine dimesylate) (ADHD), including its scheduling classification by the Drug Enforcement Administration in the United States; Shire’s ability to complete, and achieve anticipated benefits from the acquisition of New River Pharmaceuticals; Shire’s ability to secure new products for commercialization and/or development; and other risks and uncertainties detailed from time to time in Shire’s filings with the Securities and Exchange Commission.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell New River common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this report when they become available because they will contain important information. The tender offer statement will be filed by a subsidiary of Shire with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by New River with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Shire or New River with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Shire at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP, attention: Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to New River at 1881 Grove Avenue, Radford, Virginia 24141, attention: Director of Corporate Communications.

2

*     *     *

Hampshire International Business Park Chineham Basingstoke Hampshire RG24 8EP United Kingdom Tel +44 (0)1256 894000 Fax +44 (0)1256 894708 www.shire.com

Press Release

11.00 am GMT 6am EST

On time execution of operating plan delivers strong 2006
performance

SHIRE AGREES TO ACQUIRE NEW RIVER TO GAIN FULL CONTROL OF VYVANSE, ITS
FUTURE FLAGSHIP PRODUCT FOR ADHD

All cash transaction for $2.6 billion funded by $2.3 billion new debt facilities and
$800 million equity financing.

Basingstoke, UK – February 20, 2007 – Shire plc (LSE: SHP, NASDAQ: SHPGY, TSX: SHQ) announces results for the twelve months to December 31, 2006 – a year in which significant milestones were met, providing long-term drivers for the future growth of the Company. In addition, Shire announces in a separate press release that it has agreed to acquire New River Pharmaceuticals Inc (New River) for $2.6 billion in cash funded by $2.3 billion new debt facilities and approximately $800 million of equity financing, a move that will increase the value of its leadership in the US Attention Deficit and Hyperactivity Disorder (ADHD) market.

2006 Financial Highlights

  Product sales up 16% to $1,536 million;

  Total revenues up 12% to $1,797 million;

  Cash and cash equivalents up $470 million;

  Dividends up 15%.

Matthew Emmens, Chief Executive Officer, said:

“2006 was an exceptional year for Shire in which we increased our strong leadership position in the US ADHD market and successfully executed all our planned regulatory filings and new product launches. We delivered good financial results, including a 12% rise in revenues and strong cash generation.

“This is an important and complementary acquisition that gives us full control of VYVANSE, a novel drug. We are confident and expect that the final labeling will provide patients and physicians with real benefits that differentiate this compound from other ADHD products. It will enable us to drive the launch and future development of VYVANSE and gain the full economic benefits of the drug.  Based on VYVANSE’s expected profile, we believe it has the potential to be the next generation stimulant product to ADDERALL XR®. This acquisition continues our leadership position in the growing US ADHD market, improves our operating margins, significantly enhances our earnings growth from late 2009 and delivers on our overall global growth strategy. The combined debt and equity financing announced today enables us to both acquire New River and retain the financial flexibility to make further acquisitions that will continue to drive Shire’s growth.”

Looking ahead, in 2007 we expect to see the positive impact of our strategic plan put in place three years ago. We will benefit from the recent launches of DAYTRANA™ and ELAPRASE™ and roll-out of FOSRENOL® in Europe and anticipate three additional product launches during the first half of the year namely LIALDA™ / MEZAVANT™, VYVANSE™ and DYNEPO®. This year should also see the approval of SPD465 and SPD503 for ADHD. In addition, we have added nine new products into our development pipeline, including three new HGT (Human Genetic Therapies) products.

Shire continues to look at ways in which it can effectively apply its cash flow to generate long-term shareholder value through strengthening its pipeline of specialty products with long lifecycles and strong intellectual property.”

2006 Product highlights

•	ADDERALL XR - ADHD – Sales for 2006 up 18% to $864 million.

•	DAYTRANA - ADHD – Approved by the Food and Drug Administration (FDA) in April 2006 and launched in the US in June 2006. By December 31, 2006 DAYTRANA had a 2% share of the US ADHD market and had achieved sales of $25 million.

•	ELAPRASE - Hunter syndrome

	o	Launched in the US in August 2006 and by December 31, 2006 over 110 patients in the US had received treatment.

	o	EU pre-approval process commenced in July 2006. By December 31, 2006 over 100 patients were receiving treatment on a named-patient basis.

	o	Sales for 2006 of $24 million.

•	REPLAGAL® - Fabry disease - Sales for 2006 up 24% to $118 million.

•	FOSRENOL - Hyperphosphatemia

	o	Prescription growth of 34% in the US. While US net sales were down 16%, this was due to significant stocking of higher strength formulations at the end of 2005.

	o	Sales in Europe reached $4.6 million.

	o	In October 2006, Health Canada granted a marketing license application for FOSRENOL. Launch in Canada is planned for Q2 2007.

2006 Pipeline highlights

•	VYVANSE (NRP104) - ADHD - New River received a second approvable letter from the FDA on December 21, 2006. Shire expects New River to receive the FDA’s final response by February 24, 2007 with launch for the pediatric indication still expected for Q2 2007, pending final scheduling discussions.

•	SPD465 - ADHD - Filed with the FDA in July 2006. The Prescription Drug User Fee Act (PDUFA) date is May 21, 2007.

•	SPD503 - ADHD - Filed with the FDA in August 2006. The PDUFA date is June 24, 2007.

•	GA-GCB - Gaucher disease - Phase 3 clinical program initiated and enrolment began in January 2007.

•	Shire Human Genetic Therapies (HGT) - Three projects advanced to pre-clinical development; namely enzyme replacement therapies for Sanfilippo syndrome (Mucopolysaccharidosis IIIA), Metachromatic Leukodystrophy and intrathecal delivery of ELAPRASE for Hunter syndrome patients with significant central nervous system symptoms.

•	SPD491 - A once-a-day, non opiate, transdermal analgesic being developed with the goal of non- scheduled labeling to treat moderate to severe pain, will enter Phase 1 testing in Q1 2007.

•	SPD535 - Pre-clinical evaluation for development of a novel platelet-lowering agent.

In addition we in-licensed:

•

Rights to the transvaginal ring technology of Duramed Pharmaceuticals Inc. (Duramed) in the larger European markets in August 2006, together with a license in the same countries to Duramed’s oral contraceptive, SEASONIQUE® (levonorgestrel/ethinyl estradiol).

2

•	Global rights to SPD500 (Tissue Protective Cytokine Technology), from Warren Pharmaceuticals, Inc. (Warren) in September 2006. SPD500 is being developed pre-clinically in non-nervous system indications, including renal and genetic disease areas.

•

Global rights to SPD493 (Valrocemide) and other related compounds, from Yissum Research and Development Company in July 2006. SPD493 is being developed at Phase 1 for the treatment of a number of central nervous system disorders.

2006 Business Highlights

•	All pending patent infringement litigations with Impax Laboratories Inc. (Impax) and Barr Laboratories Inc. (Barr) in connection with ADDERALL XR were settled in January 2006 and August 2006, respectively.

•	Repayment by IDB Biomedical Inc (IDB) of its loan for flu development ($71 million plus interest of $8 million) in February 2006.

•	ADDERALL® (immediate-release mixed amphetamine salts) was sold to Duramed for $63 million in August 2006.

•	FOSRENOL - Hyperphosphatemia. Agreement with Abbott Laboratories (Abbott) signed in December 2006 for the co-promotion of FOSRENOL in the US. Abbott's US renal care sales team will co- promote FOSRENOL with Abbott’s Vitamin D product ZEMPLAR® . Shire’s US renal sales force will also continue to promote FOSRENOL. Abbott’s co-promotion activities began in Q1 2007 and will continue for a term of five years.

Recent Developments

•	Shire agrees to acquire New River for $2.6 billion in an all cash tender offer and merger and raises approximately $800 million in equity financing. For details see separate release.

•

ELAPRASE - Marketing authorisation granted by the European Medicines Agency on January 8, 2007. Pricing and reimbursement procedures are underway in many EU countries and launch is expected across the majority of EU countries in 2007.

•	LIALDA - Ulcerative Colitis. Approval received from the FDA on January 16, 2007. US launch is planned for Q1 2007.

•	SPD754 - HIV. Shire licensed the US and Canadian rights for the investigational HIV compound, SPD754 (also known as apricitabine), to the Australian biotechnology company Avexa Limited (Avexa) on January 23, 2007. Shire received an up-front cash payment of US$10 million, 8 million additional Avexa shares (taking its shareholding in Avexa to just over 8%) and may receive further milestones and royalties.

•	MEZAVANT XL - Ulcerative Colitis. UK national licence received from the Medicines and Healthcare Products Regulatory Agency on January 19, 2007.

•	ADDERALL XR - Health Canada granted a marketing license application for the adult indication in February 2007.

•	FOSRENOL - Launched in the UK on February 19, 2007.

•	REPLAGAL - To launch in Japan with partner Dainippon Sumitomo Pharma Co., Ltd by the end of Q1 2007.

Non-Executive Director Changes

•

July 2006 - Kate Nealon joined the Shire board as a Non Executive Director and a member of the Remuneration Committee. Kate Nealon was Group Head of Legal & Compliance at Standard Chartered plc until 2004. She also holds Non-Executive Director positions with HBOS and Cable and Wireless plc.

•	December 2006 - Mr Ronald Nordmann stepped down from Shire’s Board after seven years of service following expiry of his term of office.

3

•	January 2007 - Dr Jeffrey M. Leiden, MD, PhD joined Shire’s board as a Non-Executive Director. Dr Leiden served as President and Chief Operating Officer, Pharmaceutical Products Group and Chief Scientific Officer at Abbott Laboratories from 2001-2006.

Full Year 2006 Unaudited Results

			2006						2005

							Restated		Restated
	US GAAP		Adjustments		Non GAAP(1)		US GAAP		Adjustments		Non GAAP(1)
	$M		$M		$M		$M		$M		$M

Revenues	1,796.5		-		1,796.5		1,599.3		-		1,599.3
Income/(loss) from
ongoing operations(2)	316.8		70.1		386.9		(491.7)		926.9		435.2
Net income/(loss)	278.2		10.7		288.9		(578.4)		892.4		314.0

Diluted earnings/
(losses) per:
Ordinary share	54.6	c	2.1	c	56.7	c	(115.6	c)	178.2	c	62.6	c
ADS	163.8	c	6.3	c	170.1	c	(346.8	c)	534.6	c	187.8	c

Q4 2006 Unaudited Results

			Q4 2006						Q4 2005

	US GAAP		Adjustments		Non GAAP(1)		US GAAP		Adjustments		Non GAAP(1)
	$M		$M		$M		$M		$M		$M

Revenues	497.0		-		497.0		464.9		-		464.9
Income from ongoing
operations(2)	90.3		1.7		92.0		101.0		27.3		128.3
Net Income	68.6		1.2		69.8		69.0		20.6		89.6

Diluted earnings per:
Ordinary share	13.4	c	0.2	c	13.6	c	13.7	c	4.1	c	17.8	c
ADS	40.2	c	0.6	c	40.8	c	41.1	c	12.3	c	53.4	c

Note: Average exchange rates for 2006 and 2005 were $1.84: £1.00 and $1.82: £1.00, respectively. Average exchange rates for Q4 2006 and Q4 2005 were $1.92: £1.00 and $1.75: £1.00, respectively.

(1) For an explanation of why Shire's management believes that these non-GAAP financial measures are useful to investors, see page 7. For a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with US GAAP, see pages 26-27.

(2) Income/(loss) from continuing operations before income taxes and equity in earnings/ (losses) of equity method investees.

Restatement of 2005 US GAAP Results

The Company today announces the restatement of its financial statements for the year to December 31, 2005, in respect of the value ascribed to in-process research and development (IPR&D), acquired as part of the Transkaryotic Therapies, Inc. (TKT) acquisition and subsequently written off as required under US GAAP in Q3, 2005. IPR&D represented those assets which, at the time of the acquisition, had not been approved by the FDA or other regulatory authorities, including I2S (now known as ELAPRASE) and GA-GCB.

The Company has determined that the value ascribed to IPR&D acquired as a result of the TKT acquisition did not include the benefit of tax amortization as required by the American Institute of Certified Public Accountants (AICPA) Practice Aid, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries. The effect of this omission was to understate the value of IPR&D expensed in the year to December 31, 2005 by $142 million, with a corresponding overstatement of goodwill as at December 31, 2005.

4

However, as the additional IPR&D write-off in the year ended December 31, 2005 is a non-cash accounting item, it has no impact on the cash flows of the Company for the year ended December 31, 2005. In addition, it has no impact on the cash flows or earnings of the Company for the year ended December 31, 2006 or beyond.

The results for the year to December 31, 2005 have been restated to record the value of IPR&D written off in Q3 2005 at $815 million (previously $673 million). As a result of this restatement the net loss as reported under US GAAP for the year to December 31, 2005 has increased from $436.4 million to $578.4 million, with the diluted loss per ordinary share as reported under US GAAP for the year to December 31, 2005 increasing from 87.2 cents to 115.6 cents per ordinary share.

Non-GAAP income from continuing operations of $435.2 million, net income of $314.0 million and diluted earnings per ordinary share of 62.6 cents (187.8 cents per ADS), for the year to December 31, 2005, are unaffected by this restatement.

2007 Outlook

R&D pipeline and new product launches

Shire has a strong product pipeline to support the future growth of the Company. In 2007 and H1 2008, the following launches are planned:

  VYVANSE in the US;

  ELAPRASE in Europe;

  LIALDA in the US and MEZAVANT in Europe;

  FOSRENOL in the UK, Spain and Italy;

  DYNEPO in Europe; and

  REPLAGAL in Japan by Shire’s partner Dainippon Sumitomo Pharmaceuticals, Inc.

In addition, Shire is anticipating FDA decisions on:-

  SPD503 for ADHD in the US; and

  SPD465 for ADHD in the US.

Timings of approvals and launches are subject to the regulatory/governmental approvals process.

Financial Outlook

This outlook excludes the impact of the New River acquisition.

Shire’s business continues to perform strongly. We expect 2007 revenue growth to be around 20% (assuming prescription growth in the ADHD market of 4-6%).

As in 2006, earnings for 2007 will continue to be impacted by the costs associated with the continued development and launch of new products. We anticipate that up to six new products will be launched during 2007 and H1 2008 in addition to the expected continued growth of DAYTRANA, ELAPRASE and FOSRENOL in the US and ELAPRASE and FOSRENOL in Europe.

  These launches will require additional advertising and promotional spend and in some cases additional sales representatives. Consequently, SG&A costs are expected to rise to between $930 – 960 million for 2007;

  Phase 3(b) and Phase 4 studies to support new product launches and the continuation of Phase 3 trials on GA-GCB, the development of the Women’s Health franchise, pre-clinical development of three HGT projects and two new Phase 1 projects and two further pre-clinical projects, are all expected to result in R&D spend in the range of $360 - 380 million;

  The depreciation charge for the year is expected to increase by approximately 20% compared to 2006; and

  The effective tax rate for 2007 is expected to be approximately 26%.

In 2007 Shire intends to commence reporting its non-GAAP earnings based on adjusted EPS, which will exclude amortisation charges and the accounting impact of SFAS123R for share based compensation.

5

Consequently the financial outlook for the full year stated above excludes amortisation charges, which are expected to rise by 20% over 2006 and the accounting impact of SFAS123R estimated at approximately $45m, which will be split for GAAP purposes between cost of goods, R&D and SG&A in the approximate ratio of 10%, 20% and 70%, respectively.

Dividend

In respect of the six months to December 31, 2006 the Board has resolved to pay a second interim dividend of 5.2455 US cents per ordinary share (2005: 4.419 US cents per share). Together with the first interim payment of 1.9346 US cents per ordinary share (2005: 1.8246 US cents per share), this represents total dividends for 2006 of 7.1801 US cents per share (2005: 6.2436 US cents per share), an increase of 15% in US Dollar terms over 2005.

Dividend payments will be made in Pounds Sterling to Ordinary Shareholders, US Dollars to ADS holders and Canadian Dollars to Exchangeable Shareholders. A dividend of 2.6933 pence per ordinary share, 15.7365 US cents per ADS and an amount in Canadian cents per Exchangeable Share, to be determined based on the February 20, 2007 noon rate of the Bank of Canada, respectively will be paid. The Board has resolved to pay the dividend on April, 5, 2007 to persons whose names appear on the register of members of the Company (or to persons registered as holders of Exchangeable Shares in Shire Acquisition Inc.) at the close of business on March 16, 2007.

Shire intends to pursue a progressive dividend policy.

New Accounting Standard – SFAS 123R

Shire’s primary basis of financial reporting is US GAAP. From January 1, 2006 Shire has applied SFAS 123R in accounting for share-based compensation. This accounting standard applies a fair value methodology in quantifying the accounting charge associated with share-based compensation.

The Company has adopted SFAS 123R according to the modified retrospective method. As a result, comparatives, including accounting periods in 2005, have been retrospectively adjusted.

For further information please contact:

Investor Relations	Cléa Rosenfeld (Rest of the World)	+44 1256 894 160

	Brian Piper (North America)	+1 484 595 8252
	Eric Rojas (North America)	+1 484 595 8252

Media	Jessica Mann (Rest of the World)	+44 1256 894 280

	Matthew Cabrey (North America)	+1 484 595 8248

Notes to editors

SHIRE PLC

Shire’s strategic goal is to become the leading specialty pharmaceutical company that focuses on meeting the needs of the specialist physician. Shire focuses its business on ADHD, human genetic therapies (HGT), gastrointestinal (GI) and renal diseases. The structure is sufficiently flexible to allow Shire to target new therapeutic areas to the extent opportunities arise through acquisitions. Shire believes that a carefully selected portfolio of products with a strategically aligned and relatively small-scale sales force will deliver strong results.

Shire’s focused strategy is to develop and market products for specialty physicians. Shire’s in-licensing, merger and acquisition efforts are focused on products in niche markets with strong intellectual property protection either in the US or Europe.

For further information on Shire, please visit the Company’s website: www.shire.com

6

THE “SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialise, Shire’s results could be materially affected. The risks and uncertainties include, but are not limited to: risks associated with the inherent uncertainty of pharmaceutical research, product development, manufacturing and commercialisation; the impact of competitive products, including, but not limited to the impact of those on Shire’s ADHD franchise; patents, including but not limited to, legal challenges relating to Shire’s ADHD franchise; government regulation and approval, including but not limited to the expected product approval dates of SPD503 (guanfacine extended release) (ADHD), SPD465 (extended release of mixed amphetamine salts) (ADHD), and VYVANSE (NRP104) (lisdexamfetamine dimesylate) (ADHD), including its scheduling classification by the Drug Enforcement Administration in the United States; Shire's ability to complete, and achieve anticipated benefits from the acquisition of New River; Shire’s ability to secure new products for commercialisation and/or development; and other risks and uncertainties detailed from time to time in Shire’s filings with the Securities and Exchange Commission.

Non-GAAP Measures

This press release contains financial measures not prepared in accordance with US GAAP. These measures are referred to as “non GAAP” measures and include Non GAAP income from ongoing operations, Non GAAP net income, Non GAAP diluted earnings per ordinary share and Non GAAP diluted earnings per ADS. These non GAAP measures exclude the effect of certain cash and non-cash items, both recurring and non-recurring, that Shire's management believes are not related to the ongoing performance of Shire’s business.

These non GAAP financial measures are used by Shire’s management to make operating decisions because they facilitate internal comparisons of the Company’s performance to historical results and to competitors’ results. These measures are also considered by the Remuneration Committee of Shire’s Board of Directors in assessing the performance and compensation of employees, including its executive officers.

The non GAAP measures are presented in this press release as the Company's management believe that they will provide investors with a means of evaluating, and an understanding of how Shire’s management evaluates, the Company’s performance and results on a comparable basis that is not otherwise apparent on a GAAP basis, since many one-time or infrequent items that the Company’s management believe are not indicative of the ongoing performance of the business may not be excluded when preparing financial measures under US GAAP.

However, these non GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with US GAAP.

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell New River common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this report when they become available because they will contain important information. The tender offer statement will be filed by a subsidiary of Shire with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by New River with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by Shire or New River with the SEC at the website maintained by the SEC at www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Shire at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP, attention: Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to New River at 1881 Grove Avenue, Radford, Virginia 24141, attention: Director of Corporate Communications.

7

The following are trademarks of Shire or companies within the Shire Group which are the subject of trademark registrations in certain territories:

ADDERALL XR® (mixed salts of a single-entity amphetamine)
ADDERALL® (mixed salts of a single-entity amphetamine)
AGRYLIN® (anagrelide hydrochloride)
CALCICHEW® range (calcium carbonate with or without vitamin D3)
CARBATROL® (carbamazepine extended-release capsules)
COLAZIDE® (balsalazide)
DAYTRANA™ (methylphenidate transdermal system)
ELAPRASE™ (idursulfase)
FOSRENOL® (lanthanum carbonate)
GENE-ACTIVATED®
LIALDA™ (mesalamine)
LODINE ® (etodolac)
MEZAVANT ™ (mesalamine)
REMINYL® (galantamine hydrobromide) (UK and Republic of Ireland)
REMINYL XL™ (galantamine hydrobromide) (UK and Republic of Ireland)
REPLAGAL® (agalsidase alfa)
SOLARAZE® (3%, gel diclofenac sodium (3%w/w))
VANIQA® (eflornithine hydrochloride)
VYVANSE™ (lisdexamfetamine dimesylate)
XAGRID® (anagrelide hydrochloride)

The following are trademarks of third parties referred to in this press release:

3TC (trademark of GlaxoSmithKline (GSK))
DYNEPO (trademark of Sanofi Aventis)
MMX Multi Matrix Systems (trademark of Cosmo Technologies Limited)
PENTASA (trademark of Ferring)
RAZADYNE (trademark of Johnson & Johnson)
RAZADYNE ER (trademark of Johnson & Johnson)
REMINYL (trademark of Johnson & Johnson, excluding UK and Republic of Ireland)
REMINYL XL (trademark of Johnson & Johnson, excluding UK and Republic of Ireland)
SEASONIQUE (trademark of Barr Laboratories, Inc.)
ZEFFIX (trademark of GSK)
ZEMPLAR (trademark of Abbott Laboratories)

8

OVERVIEW OF US GAAP FINANCIAL RESULTS

1. Introduction

Summary of 2006

Revenues from continuing operations for the year to December 31, 2006 increased by 12% to $1,796.5 million (2005: $1,599.3 million).

Income from continuing operations (before income taxes and equity in earnings/(losses) of equity method investees) for the year to December 31, 2006 was $316.8 million (2005: loss of $491.7 million, as restated (see page 4)). The difference is primarily due to the write-off in 2005 of in-process R&D of $815.0 million following the TKT acquisition.

Cash inflow from operating activities for the year to December 31, 2006 increased by 38% to $531.9 million (2005: $384.3 million). The net increase resulted mainly from favourable movements in working capital, in particular the timing of sales within the final quarter of 2006 coupled with a reduction in the net tax paid of $48.5 million.

Cash and cash equivalents, restricted cash and short-term investments at December 31, 2006 totaled $1,156.7 million (December 31, 2005: $694.0 million). The increase in cash and cash equivalents during the year of $470.4 million was primarily due to positive cash flows from Shire’s operations, the sale of product rights to Duramed for $63.0 million and proceeds from loans repaid by IDB of $70.6 million, offset by purchases of property, plant and equipment ($100.3 million) and a milestone payment to Noven Pharmaceuticals Inc. (Noven) on DAYTRANA’s approval ($50.0 million).

Summary of Q4 2006

Revenues from continuing operations for the three months to December 31, 2006 increased by 7% to $497.0 million (2005: $464.9 million) with ELAPRASE and DAYTRANA contributing $34.5 million to Q4 2006 sales.

Income from continuing operations (before income taxes and equity in earnings/(losses) of equity method investees) for the three months to December 31, 2006 was $90.3 million (2005: $101.0 million).

Cash inflow from operating activities for the three months to December 31, 2006 was $188.8 million (2005: $155.0 million). This increase primarily resulted from favourable movements in working capital.

2. Product sales

For the year to December 31, 2006 product sales increased by 16% to $1,535.8 million (2005: $1,327.7 million) and represented 86% of total revenues (2005: 83%).

Product Highlights

	Sales	Sales	US Rx	US Market
Product	$M	Growth (2)	Growth (1) (2)	Share(1)

ADDERALL XR	863.6	+18%	+8%	26%
DAYTRANA	25.1	n/a	n/a	2%
CARBATROL	68.3	-5%	-9%	42%
PENTASA	137.8	+1%	+2%	18%
REPLAGAL(3)	117.7	n/a	n/a	n/a
ELAPRASE	23.6	n/a	n/a	n/a
XAGRID(4)	53.3	+14%	n/a	n/a
FOSRENOL	44.8	-16%	+34%	9%

(1)	IMS Prescription Data – Product specific (December 2006).

(2)	Compared to 2005.

(3)	REPLAGAL was acquired as part of the TKT acquisition, which completed in July 2005. Total sales for REPLAGAL, including pre-acquisition sales, for the year ended 2005 were $94.6 million with total growth for the year ended 2006, including pre-acquisition sales, of 24%. In 2005 total post-acquisition sales were $41.3 million.

(4)	Worldwide sales excluding US and Canada.

9

ADDERALL XR for the treatment of ADHD

ADDERALL XR is the leading brand in the US ADHD market with an average market share of 26% in 2006 (2005: 25%). US ADHD market growth of 4% and the 1% increase in average market share contributed to an 8% increase in US prescriptions for ADDERALL XR for year to December 31, 2006 compared to the same period in 2005.

Sales of ADDERALL XR for the year to December 31, 2006 were $863.6 million, an increase of 18% compared to the same period in 2005 (2005: $730.8 million). Product sales growth was significantly higher than prescription growth due primarily to price increases in August 2005 and April 2006.

During October 2005 Shire filed a Citizen Petition with the FDA requesting that the FDA require more rigorous bioequivalence testing or additional clinical testing for generic or follow-on drug products that reference ADDERALL XR before they can be approved. Shire received correspondence from the FDA in April 2006 stating that, due to the complex issues raised requiring extensive review and analysis by the FDA’s officials, a decision cannot yet be reached by the FDA. The FDA did not provide any guidance as to when that decision may be reached.

On August 14, 2006 Shire and Barr announced that all pending litigation in connection with Barr’s Abbreviated New Drug Application (ANDA) and its attempt to market generic versions of Shire’s ADDERALL XR had been settled. As part of the settlement, Barr entered into consent judgments and agreed to permanent injunctions confirming the validity and enforceability of Shire’s US Patents Nos. 6,322,819 (the “‘819 Patent”), 6,601,300 (the “‘300 Patent”) and 6,913,768 (the “‘768 Patent”). Barr has also admitted that any generic product made under its ANDA would infringe the ‘768 patent. Under the terms of the settlement, Barr will not be permitted to market a generic version of ADDERALL XR in the US until April 1, 2009, except in certain limited circumstances, such as the launch of another party’s generic version of ADDERALL XR. No payments to Barr are involved in the settlement agreement.

In January 2006, Shire settled its ADDERALL XR patent infringement lawsuits with Impax. Under the terms of the settlement, Impax will be permitted to market generic versions of ADDERALL XR in the US no later than January 1, 2010 and will pay the Company a royalty from those sales. In certain situations, such as the launch of another generic version of ADDERALL XR, Impax may be permitted to enter the market as the Company’s authorized generic. No payments to Impax are involved in the settlement agreement.

Litigation proceedings concerning Shire’s ADDERALL XR patents are ongoing. Further information can be found in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 10-K for the year to December 31, 2005 and our most recent Quarterly Report on Form 10-Q for the period ended September 30, 2006.

DAYTRANA for the treatment of ADHD

Following its launch in June 2006, DAYTRANA achieved a 2% share of the US ADHD market by December 31, 2006. Sales for the year to December 31, 2006 were $25.1 million, a level of sales which triggered the first of three potential $25.0 million sales milestone payments to Noven. This milestone, which was paid on February 14, 2007, has been capitalized as at December 31, 2006 and will be amortized over 10 years. Net sales for 2006 were impacted by the redemption of $14 million of coupons issued to support the product launch.

The addition of DAYTRANA, combined with growth in ADDERALL XR market share has helped Shire grow its total share of the US ADHD market to 28% at December 31, 2006 compared to 26% (which included a 1% share relating to ADDERALL) at December 31, 2005.

CARBATROL for the treatment of Epilepsy

US prescriptions for the year ending December 31, 2006 were down 9% compared to the same period in 2005. This was primarily due to a 6% decline in the US extended release carbamazepine prescription market. CARBATROL’s US market share remained at 42%.

Sales of CARBATROL for the year ending December 31, 2006 were $68.3 million, a decrease of 5% compared to the same period in 2005 (2005: $72.1 million). The fall in sales is due to the decrease in the extended release carbamezapine market and a reduction of pipeline inventory in 2006 compared to stocking in 2005, offset by price increases in October 2005 and July 2006.

In July 2006 Impax deployed a sales force to begin promotion of CARBATROL under a promotional services agreement for the US market signed in January 2006.

10

Patent litigation proceedings with Nostrum Pharmaceuticals, Inc. and Corepharma LLC relating to CARBATROL are ongoing. Further information about the ongoing proceedings relating to the Company’s CARBATROL patents can be found in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 10-K for the period ended December 31, 2005 and our most recent Quarterly Report on Form 10-Q for the period ended September 30, 2006.

PENTASA for the treatment of Ulcerative Colitis

US prescriptions for the year ending December 31, 2006 were up 2% compared to the same period in 2005 primarily due to a 4% increase in the US oral mesalamine prescription market. PENTASA’s US market share remained at 18%.

Sales of PENTASA for the year ending December 31, 2006 were $137.8 million, an increase of 1% compared to the same period in 2005 (2005: $136.1 million). Sales growth is marginally lower than prescription growth due to the lower levels of pipeline stocking in 2006, partly offset by the impact of price increases in January 2006 and November 2006.

REPLAGAL for the treatment of Fabry Disease

Sales for the year ending December 31, 2006 were $117.7 million, of which 88% were in Europe and 12% in the rest of the world. Sales for REPLAGAL for the year ending December 31, 2005 were $94.6 million, including pre-acquisition sales of $53.3 million. This represents a like-for-like increase in sales of 24% which was due to greater European coverage by an increased number of sales representatives and strong growth in the rest of the world market (excluding the US).

ELAPRASE for the treatment of Hunter Syndrome

ELAPRASE was launched in the US in August 2006 and has had a strong start with over 110 patients receiving treatment by the end of December 2006. In addition, through the pre-approval process, over 100 patients were receiving treatment in Europe by the end of the year. Sales reached $23.6 million by December 31, 2006.

XAGRID for the treatment of Thrombocythemia

Sales for the year ended December 31, 2006 were $53.3 million, an increase of 14% compared to the same period in 2005 (2005: $46.8 million). Expressed in transaction currencies (XAGRID is primarily sold in Euros), sales increased by 13% due mainly to strong growth in France and Spain. In addition there was a benefit of 1% from favorable exchange rate movements against the US dollar.

AGRYLIN sales in North America (US and Canada) were $7.5 million for the year ended December 31, 2006 (2005: $46.0 million). This reduction was expected following the approval of generic versions of AGRYLIN in the US market in April 2005.

FOSRENOL for the treatment of Hyperphosphatemia

US prescriptions for the year ending December 31, 2006 were up 34% compared to 2005 due to FOSRENOL increasing its average share of the total US phosphate binding market to 9% (2005: 7%) and market growth of 9% over the same period. FOSRENOL was launched in the US in January 2005.

US sales of FOSRENOL for the year ending December 31, 2006 were $40.2 million (2005: $53.0 million). The decrease in net sales of 16% compared to prescription growth of 34% is primarily due to destocking in 2006 compared to significant stocking of higher strength formulations at the end of 2005.

An agreement with Abbott was signed in December 2006 for the co-promotion of FOSRENOL in the US. Abbott's US renal care sales team will co-promote FOSRENOL with its own renal product ZEMPLAR. Shire’s US sales force will also continue to promote FOSRENOL. This agreement began in Q1 2007, and will continue for a term of five years.

European sales of FOSRENOL for the year ending December 31, 2006 were $4.6 million (2005: $0.5 million), giving total FOSRENOL sales worldwide of $44.8 million (2005: $53.5 million).

FOSRENOL has now been launched in Germany, France and a number of other European countries. Launches will continue throughout 2007 in the EU including the UK, Italy and Spain, subject to finalization of national licensing and conclusion of pricing and reimbursement negotiations.

On October 18, 2006 Health Canada granted a marketing license application for FOSRENOL. The Canadian launch is planned for Q2 2007.

11

3. Royalties

Royalty revenue remained constant at $242.9 million for the year to December 31, 2006 (2005: $242.9 million).

		Royalty(1)	Worldwide sales
Product	Royalties to Shire	Growth	by licensee(2) in 2006
	$M	%	$M

3TC	150.9	-6%	1,138
ZEFFIX	34.8	14%(3)	301
Other	57.2	9%	n/a

Total	242.9	0%

(1)	Compared with 2005.
(2)	GSK
(3)	The impact of foreign exchange movements has contributed +1% to the reported growth.

3TC

Royalties from sales of 3TC for the year to December 31, 2006 were $150.9 million, a decrease of 6% compared to the prior year (2005: $159.8 million).

Shire receives royalties from GSK on worldwide 3TC sales. GSK’s worldwide sales of 3TC for the year to December 31, 2006 were $1,138 million, a decrease of 6% compared to prior year (2005: $1,211 million). The nucleoside analogue market for HIV has continued to grow, however competitive pressures within the market have increased, leading to a decline in 3TC sales.

ZEFFIX

Royalties from sales of ZEFFIX for the year to December 31, 2006 were $34.8 million, an increase of 14% compared to the prior year (2005: $30.5 million).

Shire receives royalties from GSK on worldwide ZEFFIX sales. GSK’s worldwide sales of ZEFFIX for the year to December 31, 2006 were $301 million, an increase of 13% compared to prior year (2005: $266 million). This increase was mainly due to strong growth in the Korean, Japanese and Chinese markets.

OTHER

Other royalties are primarily in respect of REMINYL and REMINYL ER (known as RAZADYNE and RAZADYNE ER in the US), a product marketed worldwide (excluding the UK and the Republic of Ireland) by Janssen Pharmaceutical N.V. (Janssen), an affiliate of Johnson & Johnson. Shire has the exclusive marketing rights in the UK and the Republic of Ireland.

Sales of the REMINYL/ RAZADYNE range, for the symptomatic treatment of mild to moderately severe dementia of the Alzheimer’s type, continue to grow.

In June 2006 Janssen and Synaptech, Inc. filed a law suit against Barr for infringement of their patent rights relating to RAZADYNE ER as a result of Barr filing an ANDA with the FDA for a generic version of RAZADYNE ER. No court date has been set.

Barr and other companies have filed ANDAs with the FDA for generic versions of RAZADYNE and Janssen and Synaptech Inc. have filed law suits against some of those ANDA filers. The court date for the first of these proceedings is May 2007.

12

4. Financial details

Cost of product sales

For the year to December 31, 2006 the cost of product sales was 16% of product sales (2005: 16%). The cost of product sales for REPLAGAL in 2006 included a $47.0 million adjustment in respect of acquired inventories (2005: $41.9 million). This fair value adjustment increased Shire’s cost of product sales as a percentage of sales for the year ended December 31, 2006 by 3% (2005: 3%).

For the year to December 31, 2006 cost of product sales included a charge of $3.2 million for share based compensation under SFAS 123R (2005: $1.5 million).

Research and development (R&D)

R&D expenditure increased from $339.1 million in the year to December 31, 2005 to $386.9 million in the year to December 31, 2006, an increase of 14%. The increase was primarily due to:

  The addition of two significant R&D projects following the acquisition of TKT (ELAPRASE and GA- GCB); and

  Upfront payments made to Duramed and Warren of $25.0 million and $5.5 million, respectively.

Expressed as a percentage of total revenues, R&D expenditure was 22% for the year to December 31, 2006 (2005: 21%). In both periods payments were made to New River of $50 million for in-licensing VYVANSE. These payments have both been expensed in accordance with Shire’s accounting policy. The payments to New River, Duramed and Warren in the year to December 31, 2006 totalled $80.5 million, equivalent to 5% of total revenues. In the year to December 31, 2005 the $50.0 million payment to New River was equivalent to 3% of total revenues.

For the year to December 31, 2006 R&D included a charge of $5.4 million for share based compensation under SFAS 123R (2005: $2.9 million).

Selling, general and administrative (SG&A)

SG&A expenses increased from $655.5 million in the year to December 31, 2005 to $835.4 million in the year to December 31, 2006, an increase of 27%. As a percentage of product sales, SG&A expenses were 54% (2005: 49%).

The increase in SG&A expenses was expected, with additional expenditure required for:

  The promotion and launch of DAYTRANA (including an increase in the ADHD sales force);

  The recruitment of a new GI sales force in the US;

  The recruitment of new US and European sales forces to launch ELAPRASE; and

  Pre-launch activities relating to the 2007 launches of DYNEPO, LIALDA and VYVANSE.

For the year to December 31, 2006 SG&A included a charge of $34.4 million for share based compensation under SFAS 123R (2005: $24.8 million), representing 2% of total revenue (2005: 1%).

Depreciation and amortization

The depreciation charge for the year to December 31, 2006 was $43.3 million (2005: $29.2 million, including $6.5 million for impairments of property, plant and equipment). The amortization charge for the year to December 31, 2006 was $56.3 million (2005: $45.2 million). The increase in both depreciation and amortization is primarily due to the inclusion of a full year’s amortization and depreciation charge in respect of assets acquired through the TKT acquisition, together with the amortization of capitalized milestone payments for DAYTRANA following its launch in June 2006.

Intangible asset impairment

The charge for intangible asset impairments for the year to December 31, 2006 was $1.1 million (2005: $5.6 million). The impairment charge for the year to December 31, 2006 resulted from the decision to stop selling a non-core product.

The impairment charge for the year to December 31, 2005 resulted from the approval of generic versions of AGRYLIN and the decision not to support and promote certain non-core products.

Integration costs

13

For the year to December 31, 2006 the Company incurred $5.6 million of costs associated with the integration of the TKT business into the Shire group (2005: $9.7 million). This included retention payments for key staff of $3.0 million, IT costs of $1.2 million and other costs of $1.4 million.

Gain on sale of product rights

For the year to December 31, 2006 the Company recognized a pre-tax gain of $63.0 million (2005: $nil) on the disposal of ADDERALL to Duramed for $63.0 million in cash.

Interest income

For the year to December 31, 2006 the Company received interest income of $50.5 million (2005: $35.3 million). This income primarily related to interest received on Shire’s cash balances. Interest income for the year ending December 31, 2006 is higher than for the year ending December 31, 2005 primarily as a result of increases in US dollar interest rates.

Interest expense

For the year to December 31, 2006 the Company incurred interest expense of $26.4 million (2005: $12.0 million).

In both years this expense primarily relates to a provision for interest, which may be awarded by the Court in respect of amounts due to those ex-TKT shareholders who have requested appraisal of the acquisition consideration payable for their TKT shares. The trial date for the appraisal rights litigation has been set for April 23, 2007. Further information can be found in our filings with the US Securities and Exchange Commission, including our Annual Report on Form 10-K for the year to December 31, 2005 and our most recent Quarterly Report on Form 10-Q for the period ended September 30, 2006.

Other income, net

For the year to December 31, 2006 other income totaled $9.5 million. This included $4.6 million of investment income, foreign exchange gains of $3.2 million and $3.8 million of other income, offset by impairments of long-term investments of $2.1 million.

For the year to December 31, 2005 other income totaled $9.9 million. This included $4.3 million of investment income, a gain on sale of available-for-sale securities of $3.9 million, a gain on sale of the drug formulation business of $3.6 million and $1.5 million of other income, offset by impairments of long-term investments of $2.0 million and foreign exchange losses of $1.4 million.

Taxation

The effective rate of tax for the year to December 31, 2006 was 26.8% (2005: 27.5%, after excluding the impact of the $815.0 million write-off of in-process R&D in respect of the TKT acquisition). The effective rate has fallen by 0.7% as a result of a reduction in deferred taxes offset by an increase in current taxes as a result of additional tax contingencies of $187 million recognized in relation to ongoing tax audits. The reduction in deferred taxes was primarily due to the reversal of valuation allowances following changes in estimates as to the realization of certain deferred tax assets. Following this reversal of valuation allowances the net deferred tax asset has increased to $261.0 million at December 31, 2006 (December 31, 2005: $116.2 million). Realization of deferred tax assets is dependent upon generating sufficient taxable income to utilize such assets. Although realization of these assets is not assured, it is more likely than not that the amount recognized will be realized.

Equity in earnings/(losses) of equity method investees

Net earnings of equity method investees of $5.7 million were recorded for the year to December 31, 2006 (2005: net losses of $1.0 million). This comprised earnings of $6.2 million from the 50% share of the antiviral commercialization partnership with GSK in Canada (2005: $5.3 million), offset by losses of $0.5 million being the Company’s share of losses in the GeneChem and EGS Healthcare Funds (2005: losses of $6.3 million).

14

FINANCIAL INFORMATION

15

Unaudited US GAAP results for the years to December 31, 2006 and 2005
Consolidated Balance Sheets

		[1] Adjusted
		and restated
	December 31,	December 31,
	2006	2005
	$M	$M

ASSETS
Current assets:
Cash and cash equivalents	1,126.9	656.5
Restricted cash	29.8	30.6
Short-term investments	-	6.9
Accounts receivable, net	310.8	329.9
Inventories	131.1	136.0
Deferred tax asset	105.7	54.2
Prepaid expenses and other current assets	106.0	98.1

Total current assets	1,810.3	1,312.2

Non current assets:
Investments	55.8	50.2
Property, plant and equipment, net	292.8	234.0
Goodwill	237.4	225.6
Other intangible assets, net	762.4	729.3
Deferred tax asset	155.3	62.0
Other non-current assets	12.4	42.9

Total assets	3,326.4	2,656.2

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	566.1	431.8
Liability to dissenting shareholders	452.3	427.6
Other current liabilities	313.6	106.0

Total current liabilities	1,332.0	965.4

Non-current liabilities	52.1	43.5

Total liabilities	1,384.1	1,008.9

1 Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

16

Unaudited US GAAP results for the years to December 31, 2006 and 2005
Consolidated Balance Sheets (continued)

		[1] Adjusted
		and restated
	December 31,	December 31,
	2006	2005
	$M	$M

Shareholders’ equity:
Common stock of 5p par value: 750 million shares
authorized; and 506.7 million shares issued and
outstanding (2005: 750 million shares authorized; and
495.7 million shares issued and outstanding)	43.7	42.7
Exchangeable shares: 1.3 million shares issued and
outstanding (2005: 2.2 million)	59.4	101.2
Treasury stock	(94.8)	(2.8)
Additional paid-in capital	1,493.2	1,327.5
Accumulated other comprehensive income	87.8	71.5
Retained earnings	353.0	107.2

Total shareholders’ equity	1,942.3	1,647.3

Total liabilities and shareholders’ equity	3,326.4	2,656.2

1 Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

17

Unaudited US GAAP results for the 3 months and years to December 31, 2006 and 2005
Consolidated Statements of Operations

				[1] Adjusted and
		[1] Adjusted		restated
	3 months to	3 months to	12 months to	12 months to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	$M	$M	$M	$M

Revenues:
Product sales	427.6	397.5	1,535.8	1,327.7
Royalties	61.1	61.8	242.9	242.9
Other revenues	8.3	5.6	17.8	28.7

Total revenues	497.0	464.9	1,796.5	1,599.3

Costs and expenses:
Cost of product sales	62.4	79.1	247.7	215.5
Research and development	82.9	85.9	386.9	339.1
Selling, general and administrative	241.3	171.9	835.4	655.5
Depreciation and amortization	27.3	24.3	99.6	74.4
Intangible asset impairment	1.1	2.6	1.1	5.6
Reorganization costs	-	-	-	9.4
Integration costs	1.7	6.2	5.6	9.7
In-process R&D write-off	-	-	-	815.0
Gain on sale of product rights	-	-	(63.0)	-

Total operating expenses	416.7	370.0	1,513.3	2,124.2

Operating income/(loss)	80.3	94.9	283.2	(524.9)

Interest income	13.7	7.4	50.5	35.3
Interest expense	(7.3)	(7.3)	(26.4)	(12.0)
Other income, net	3.6	6.0	9.5	9.9

Total other income, net	10.0	6.1	33.6	33.2

Income/(loss) from continuing
operations before income taxes
and equity in earnings /(losses) of
equity method investees	90.3	101.0	316.8	(491.7)
Income taxes	(21.9)	(29.9)	(84.9)	(88.8)
Equity in earnings/(losses) of
equity method investees	0.2	(1.1)	5.7	(1.0)

Income/(loss) from continuing
operations	68.6	70.0	237.6	(581.5)
Gain/(loss) from discontinued
operations (net of income tax
expense of $nil and $nil)	-	(1.0)	40.6	3.1

Net income/(loss)	68.6	69.0	278.2	(578.4)

1 Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

18

Unaudited US GAAP results for the 3 months and years to December 31, 2006 and 2005
Consolidated Statements of Operations (continued)

							[1] Adjusted and
			[1] Adjusted				restated
	3 months to		3 months to		12 months to		12 months to
	December 31,		December 31,		December 31,		December 31,
	2006		2005		2006		2005

Earnings per share - basic
Income/(loss) from continuing
operations	13.6	c	14.0	c	47.2	c	(116.2	c)
Gain/(loss) on disposition of
discontinued operations	-		(0.2	c)	8.1	c	0.6	c

Earning/(loss) per ordinary share -
basic	13.6	c	13.8	c	55.3	c	(115.6	c)

Earnings per share – diluted
Income/(loss) from continuing
operations	13.4	c	13.9	c	46.6	c	(116.2	c)
Gain/(loss) on disposition of
discontinued operations	-		(0.2	c)	8.0	c	0.6	c

Earnings/(loss) per ordinary share
- diluted	13.4	c	13.7	c	54.6	c	(115.6	c)

Earnings/(loss) per ADS - diluted	40.2	c	41.1	c	163.8	c	(346.8	c)

Weighted average number of	No. of shares		No. of shares		No. of shares		No. of shares
shares:	Millions		Millions		Millions		Millions
Basic	502.5		501.7		503.4		500.2
Diluted	510.3		504.1		509.3		500.2

1 Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

19

Unaudited US GAAP results for the 3 months and years to December 31, 2006 and 2005
Consolidated Statements of Cash Flows

				[1] Adjusted
		[1] Adjusted		and restated
	3 months to	3 months to	12 months to	12 months to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	$M	$M	$M	$M

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income/(loss)	68.6	69.0	278.2	(578.4)
Adjustments to reconcile net
income/(loss) to net cash provided by
operating activities:
Depreciation and amortization:
- in cost of product sales	1.3	0.8	4.8	3.5
- in other costs and expenses	26.8	23.9	99.1	68.0
Share based compensation	17.2	8.4	43.0	29.2
In-process R&D write-off	-	-	-	815.0
Write-down of long-term assets	2.0	3.1	3.8	14.1
Gain on sale of long-term assets	(0.5)	-	(0.3)	(3.9)
Gain on sale of drug formulation
business	-	(3.6)	-	(3.6)
Equity in (earnings)/losses of equity
method investees	(0.2)	1.1	(5.7)	1.0
Gain on sale of product rights	-	-	(63.0)	-
Loss/(gain) on disposition of
discontinued operations	-	1.1	(40.6)	(3.1)
Changes in operating assets and
liabilities, net of acquisitions:
Decrease/(increase) in accounts
receivable	9.0	(46.0)	27.6	(79.9)
Increase in sales deduction accrual	7.2	4.2	24.8	18.6
(Increase)/decrease in inventory	(3.5)	9.9	7.2	8.6
Decrease/(increase) in prepayments
and other current assets	4.2	(15.7)	(6.2)	(40.1)
(Increase)/decrease in other assets	(2.3)	0.1	0.7	(0.7)
Movement in deferred taxes	(147.4)	(12.0)	(142.4)	22.3
Increase in accounts and notes
payable and other liabilities	201.9	114.8	297.0	122.9
Increase/(decrease) in deferred
revenue	4.5	(3.0)	(1.9)	(13.5)
Returns on investments from joint
ventures	-	-	5.8	4.7
Cash flows used in discontinued
operations	-	(1.1)	-	(0.4)

Net cash provided by operating
activities(A)	188.8	155.0	531.9	384.3

1 Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

20

Unaudited US GAAP results for the 3 months and years to December 31, 2006 and 2005
Consolidated Statements of Cash Flows

		[1] Adjusted		[1] Adjusted
	3 months to	3 months to	12 months to	12 months to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	$M	$M	$M	$M

CASH FLOWS FROM INVESTING
ACTIVITIES:
Movements in short-term investments	-	15.4	6.9	366.7
Movements in restricted cash	(0.3)	(0.5)	0.7	(0.8)
Purchase of subsidiary undertaking,
net of cash acquired	-	(14.4)	(0.8)	(1,114.0)
Expenses of acquisitions	-	(13.4)	-	(37.5)
Purchase of long-term investments	(0.2)	-	(9.8)	(7.7)
Purchase of property, plant and
equipment	(29.1)	(28.6)	(100.3)	(86.2)
Purchase of intangible assets	(6.0)	(0.4)	(58.8)	(20.5)
Proceeds from sale of long-term
investments	-	-	-	10.1
Proceeds from sale of property, plant
and equipment	-	-	0.9	0.1
Proceeds from sale of intangible
assets	0.4	-	0.4	-
Proceeds from sale of drug
formulation business	-	0.6	-	0.6
Proceeds from sale of product rights	-	-	63.0	-
Proceeds from loan repaid by IDB	-	-	70.6	-
Loans made to IDB		-	-	(43.2)
Proceeds from sale of the vaccines
business	-	-	-	92.2

Returns of equity investments	-	-	0.3	3.8

Net cash used in investing activities(B)	(35.2)	(41.3)	(26.9)	(836.4)

1 Retrospectively adjusted following the adoption of SFAS 123R.

21

Unaudited US GAAP results for the 3 months and years to December 31, 2006 and 2005
Consolidated Statements of Cash Flows

		[1] Adjusted		[1] Adjusted
	3 months to	3 months to	12 months to	12 months to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	$M	$M	$M	$M

CASH FLOWS FROM FINANCING
ACTIVITIES:
Redemption of 2% convertible loan
notes	-	-	(0.1)	-
Proceeds from exercise of options	48.7	6.7	81.9	37.1
Excess tax benefit of share based
compensation, charged directly to
equity	-	0.4	-	0.2
Payment of dividend	(9.8)	(9.4)	(32.4)	(28.5)
Payments to acquire treasury stock	(23.6)	(2.5)	(92.0)	(2.5)

Net cash provided by/(used in)
financing activities(C)	15.3	(4.8)	(42.6)	6.3

Effect of foreign exchange rate
changes on cash and cash
equivalents (D)	2.8	(2.2)	8.0	(9.2)

Net increase/(decrease) in cash and
cash equivalents(A)+(B) +(C) +(D)	171.7	106.7	470.4	(455.0)
Cash and cash equivalents at
beginning of period	955.2	549.8	656.5	1,111.5

Cash and cash equivalents at end of
period	1,126.9	656.5	1,126.9	656.5

1 Retrospectively adjusted following the adoption of SFAS 123R.

22

US GAAP results for the 3 months and years to December 31, 2006 and 2005
Selected Notes to the Unaudited US GAAP Financial Statements

(1) Earnings per share

				[1] Adjusted
		[1] Adjusted		and restated
	3 months to	3 months to	12 months to	12 months to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	$M	$M	$M	$M

Income/(loss) from continuing
operations	68.6	70.0	237.6	(581.5)
Gain/(loss) on disposition of
discontinued operations	-	(1.0)	40.6	3.1

Numerator for basic and diluted
EPS	68.6	69.0	278.2	(578.4)

Weighted average number of	No. of shares	No. of shares	No. of shares	No. of shares
shares:	Millions	Millions	Millions	Millions

Basic	502.5	501.7	503.4	500.2
Effect of dilutive shares:
Stock options	7.1	2.0	5.3	-
Warrants	0.7	0.4	0.6	-

Diluted	510.3	504.1	509.3	500.2

1Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

The share options and warrants not included in the calculation of the diluted weighted average number of shares are shown below:

	(1) 3 months to	(1) 3 months to	(1) 12 months to	(2) 12 months to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	No. of shares	No. of shares	No. of shares	No. of shares
	Millions	Millions	Millions	Millions

Stock options	2.6	11.2	7.7	20.7
Warrants	-	-	-	1.3

	2.6	11.2	7.7	22.0

(1)	Not included as the exercise price exceeded the Company’s average share price during the calculation period.

(2)	Not included as the Company made a loss during the calculation period.

23

Unaudited US GAAP results for the 3 months to December 31, 2006 and 2005
Selected Notes to the US GAAP Financial Statements (continued)

(2) Analysis of revenues

3 months to
3 months to	3 months to	3 months to	December 31,
December 31,	December 31,	December 31,	2006
2006	2005	2006	% of total
$M	$M	% change	revenue

Net product sales:
CNS
ADDERALL XR	229.2	214.0	+7%	46%
ADDERALL	-	12.1	n/	a	-
DAYTRANA	15.2	-	n/	a	3%
CARBATROL	17.6	17.3	+2%	5%

262.0	243.4	+8%	54%

GI
PENTASA	38.3	42.3	-9%	8%
COLAZIDE	2.4	2.1	+14%	-

40.7	44.4	-8%	8%

GP
XAGRID	13.8	10.4	+33%	3%
FOSRENOL	18.7	29.0	-36%	4%
CALCICHEW	12.3	10.4	+18%	2%
REMINYL/REMINYL XL	6.5	4.1	+59%	1%
SOLARAZE	3.4	3.8	-11%	1%
VANIQA	2.2	2.0	+10%	-
LODINE	3.1	3.1	-	1%

60.0	62.8	-4%	12%

HGT
REPLAGAL	31.2	25.4	+23%	6%
ELAPRASE	19.3	-	n/	a	4%

50.5	25.4	n/	a	10%

Other product sales	14.4	21.5	-33%	3%

Total product sales	427.6	397.5	+8%	87%

Royalty income:
3TC	36.6	40.4	-9%	7%
ZEFFIX	9.4	8.5	+11%	2%
Others	15.1	12.9	+17%	3%

61.1	61.8	-1%	12%

Other	8.3	5.6	+48%	1%

Total revenues	497.0	464.9	+7%	100%

24

Unaudited US GAAP results for the years to December 31, 2006 and 2005
Selected Notes to the US GAAP Financial Statements (continued)

(2) Analysis of	12 months to
revenues (continued)	12 months to	12 months to	12 months to	December 31,
December 31,	December 31,	December 31,	2006
2006	2005	2006	% of total
Net product sales	$M	$M	% change	revenue

CNS
ADDERALL XR	863.6	730.8	+18%	48%
ADDERALL	23.6	43.1	-45%	1%
DAYTRANA	25.1	-	n/	a	1%
CARBATROL	68.3	72.1	-5%	5%

980.6	846.0	16%	55%

GI
PENTASA	137.8	136.1	+1%	8%
COLAZIDE	9.2	8.6	+7%	1%

147.0	144.7	+2%	9%

GP
AGRYLIN/XAGRID
N AMERICA	7.5	46.0	-84%	-
ROW	53.3	46.8	+14%	3%
FOSRENOL	44.8	53.5	-16%	2%
CALCICHEW	45.5	38.7	+18%	3%
REMINYL/REMINYL XL	21.5	13.5	+59%	1%
SOLARAZE	13.2	12.5	+6%	1%
VANIQA	7.9	6.3	+25%	-
LODINE	12.6	12.6	-	1%

206.3	229.9	-10%	11%

HGT
REPLAGAL*	117.7	41.3	n/	a	7%
ELAPRASE	23.6	-	n/	a	1%

141.3	41.3	n/	a	8%

Other product sales	60.6	65.8	-8%	3%

Total product sales	1,535.8	1,327.7	+16%	86%

Royalty income:
3TC	150.9	159.8	-6%	8%
ZEFFIX	34.8	30.5	+14%	2%
Others	57.2	52.6	+9%	3%

242.9	242.9	-	13%

Other	17.8	28.7	-38%	1%

Total revenues	1,796.5	1,599.3	12%	100%

* REPLAGAL was acquired in the acquisition of TKT which was completed in July 2005. Total sales for REPLAGAL, including pre-acquisition sales for the year to December 31, 2005 were $94.6 million. Including pre-acquisition sales for the year to December 31, 2005, product sales growth was 24% for REPLAGAL.

25

Non GAAP reconciliation of income/(loss) from ongoing operations, net income and numerator for diluted EPS for the 3 months and years to December 31, 2006 and 2005

				[1] Adjusted and
		[1] Adjusted		restated
	3 months to	3 months to	12 months to	12 months to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
	$M	$M	$M	$M

Non GAAP reconciliation of
income/(loss) from ongoing
operations(2)
Income/(loss) from ongoing	90.3	101.0	316.8	(491.7)
operations(2)
Add back:
TKT in-process R&D write-off	-	-	-	815.0
TKT cost of product sales fair
value adjustment	-	24.7	47.0	41.9
New River milestone payment	-	-	50.0	-
New River upfront payment	-	-	-	50.0
Warren upfront payment	-	-	5.5	-
Duramed upfront payment	-	-	25.0	-
New listed holding company costs	-	-	-	4.5
Reorganization costs	-	-	-	9.4
TKT integration costs	1.7	6.2	5.6	9.7
Gain on disposal of drug
formulation business	-	(3.6)	-	(3.6)
Gain on sale of product rights	-	-	(63.0)	-

Non GAAP adjustment to
income/(loss) from ongoing
operations	1.7	27.3	70.1	926.9

Non GAAP income from ongoing
operations(2)	92.0	128.3	386.9	435.2

Non GAAP reconciliation of
net income and numerator
for diluted EPS
Net income/(loss)	68.6	69.0	278.2	(578.4)
Non GAAP adjustment to
income/(loss) from ongoing
operations(2)	1.7	27.3	70.1	926.9
Taxes on above adjustments	(0.5)	(7.7)	(18.8)	(31.4)
(Gain)/loss on disposition of
discontinued operations	-	1.0	(40.6)	(3.1)

Non GAAP adjustment to net
income/(loss) and numerator for
diluted EPS	1.2	20.6	10.7	892.4

Non GAAP net income and
numerator for non GAAP diluted
EPS	69.8	89.6	288.9	314.0

1 Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

2 Income/(loss) from continuing operations before income taxes and equity in earnings/ (losses) of equity method investees.

26

Non GAAP reconciliation of reported EPS for the 3 months and the years to December 31, 2006 and 2005

							[1] Adjusted and
			[1] Adjusted				restated
	3 months to		3 months to		12 months to		12 months to
	December 31,		December 31,		December 31,		December 31,
	2006		2005		2006		2005

Earnings/(loss) per ordinary share-
diluted	13.4	c	13.7	c	54.6	c	(115.6	c)
(Gain)/loss on disposition of
discontinued operations	-		0.2	c	(8.0	c)	(0.6	c)

Diluted EPS from continuing
operations	13.4	c	13.9	c	46.6	c	(116.2	c)
Change in denominator due to
effect on dilution of non GAAP
adjustments(2)	-		-		-		0.3	c

	13.4	c	13.9	c	46.6	c	(115.9	c)

Add back:
TKT in-process R&D write-off	-		-		-		162.5	c
TKT cost of product sales fair
value adjustment	-		4.9	c	9.3	c	8.4	c
New River milestone payment	-		-		9.8	c	-
New River upfront payment	-		-		-		10.0	c
Warren upfront payment	-		-		1.1	c	-
Duramed upfront payment	-		-		4.9	c	-
New listed holding company costs	-		-		-		0.9	c
Reorganization costs	-		-		-		1.8	c
TKT integration costs	0.3	c	1.2	c	1.1	c	1.9	c
Gain on disposal of drug
formulation business	-		(0.7	c)	-		(0.7	c)
Gain on sale product rights	-		-		(12.4	c)	-
Taxes on above adjustments	(0.1	c)	(1.5	c)	(3.7	c)	(6.3	c)

Non GAAP – diluted EPS per
ordinary share	13.6	c	17.8	c	56.7	c	62.6	c

Non GAAP – diluted EPS per ADS	40.8	c	53.4	c	170.1	c	187.8	c

Total non GAAP adjustments –
diluted EPS per ordinary share	0.2	c	4.1	c	2.1	c	178.2	c

1 Retrospectively adjusted following the adoption of SFAS 123R, and restated for the correction to the value ascribed to IPR&D acquired with the acquisition of TKT, as explained on page 4.

2 As the items added back to the net loss for the year to December 31, 2005 result in non GAAP net income for the year to December 31, 2005, the options and warrants become dilutive under this measure and are therefore included in the calculation of the denominator for non GAAP EPS.

- ENDS -

27

*     *     *

                                                                    [SHIRE LOGO]

New River Acquisition and Full
Year 2006 Results

20 February 2007

THE "SAFE HARBOR" STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

Statements included herein that are not historical facts are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Shire's results could be materially affected. The risks and uncertainties include, but are not limited to: risks associated with the inherent uncertainty of pharmaceutical research, product development, manufacturing and commercialization; the impact of competitive products, including, but not limited to the impact of those on Shire's ADHD franchise;
patents, including but not limited to, legal challenges relating to Shire's ADHD franchise; government regulation and approval, including but not limited to the expected product approval dates of SPD503 (guanfacine extended release) (ADHD),
SPD465 (extended release of mixed amphetamine salts) (ADHD), and VYVANSE
(NRP104) (lisdexamfetamine dimesylate) (ADHD), including its scheduling classification by the Drug Enforcement Administration in the United States;
Shire's ability to complete, and achieve anticipated benefits from the acquisition of New River; Shire's ability to secure new products for commercialization and/or development; and other risks and uncertainties detailed from time to time in Shire's filings with the Securities and Exchange
Commission.

Goldman Sachs International, Morgan Stanley and Deutsche Bank, which are authorized and regulated in the United Kingdom by the Financial Services
Authority, are acting exclusively for Shire in relation to the acquisition and no one else and will not be responsible to anyone other than Shire for providing the protections afforded to its customers or for providing advice in relation to the acquisition or in relation to any transaction, arrangement or other matter referred to in this announcement.

                                                                               2

Agenda

o Acquisition Rationale         Matthew Emmens
o Acquisition Financing         Angus Russell
o 2006 Year End Review          Matthew Emmens
o 2006 Financial Results        Angus Russell
o Concluding Remarks            Matthew Emmens
o Questions & Answers           All

                                                                               3

Agenda

Acquisition Rationale	Matthew Emmens
Acquisition Financing	Angus Russell
2006 Year End Review	Matthew Emmens
2006 Financial Results	Angus Russell
Concluding Remarks	Matthew Emmens
Questions & Answers	All

3

Acquisition Rationale

Matthew Emmens
Chief Executive

Acquisition Rationale

Matthew Emmens

Chief Executive

                         Shire agrees to buy New River
                 for $2.6 billion to gain control of VYVANSE -
                          future flagship ADHD product

[NEW RIVER PHARMACEUTICALS LOGO]                                  [VYVANSE LOGO]

Why New River

o Logical strategic move
o Innovative drug - the next generation of ADHD treatment
o Attractiveness of the ADHD market

                                                                               6

Why New River

- Logical strategic move
- Innovative drug – the next generation of ADHD treatment
- Attractiveness of the ADHD market

6

New River Acquisition Terms

o    All cash transaction

o    $64 per share (approximately $2.6 billion total)

o    10% premium to New River' closing price on 16 February 2007

o    14% average price over the last 4 weeks prior to closing date

o    RJ Kirk, New River's CEO, who beneficially owns 50.2% of the total outstanding shares of New River common stock has agreed pursuant to a tender and support agreement with Shire that he will tender his shares in the tender offer

o    Subject to shareholder and regulatory approvals - anticipated to close by the end of Q2 2007

o    Retain our financial flexibility to make further acquisitions

                                                                               7

Rationale

o    Logical strategic move

     o    Transition from ADDERALL XR

     o    Gain full economic benefit of the drug

     o    Significantly enhances Shire's EPS growth from late 2009

     o    Fully control development and commercialization strategy

     o    Further studies in ADHD, additional product indications

     o    Adds to Shire's product pipeline and broadens technology platform

                                                                               8

Rationale

- **Logical strategic move**
  - Transition from ADDERALL XR
  - Gain full economic benefit of the drug
  - Significantly enhances Shire's EPS growth from late 2009
  - Fully control development and commercialization strategy
  - Further studies in ADHD, additional product indications
  - Adds to Shire's product pipeline and broadens technology platform

8

Rationale

o    Unique drug - next generation of ADHD treatment

     o    VYVANSE innovative and future flagship product for ADHD

     o    Favorable therapeutic profile; long acting, lower abuse potential

     o    Confidence in FDA outcome

     o    Strong IP until 2024

o    Attractiveness of the ADHD market

     o    6% potential annual US prescription growth

     o    Adult market opportunities

     o    Europe - plan to file VYVANSE in 2009

                                                                               9

Rationale

- **Unique drug – next generation of ADHD treatment**
  - VYVANSE innovative and future flagship product for ADHD
  - Favorable therapeutic profile; long acting, lower abuse potential
  - Confidence in FDA outcome
  - Strong IP until 2024
- **Attractiveness of the ADHD market**
  - 6% potential annual US prescription growth
  - Adult market opportunities
  - Europe – plan to file VYVANSE in 2009

9

VYVANSE provides duration of effect throughout the
day

              Change in LS Mean Score at Endpoint From Baseline on
               Conners' Parent Rating Scale (CPRS) Across the Day

Percentage Change

           ~10 AM         ~2 PM            ~6 PM
0

-10
           -10.3           -8.9            -7.7
-20

-30

-40

-50
           -51.8*         -51.5*          -48.2*
-60

                   VYVANSE  Placebo

The CPRS was used to assess the duration of therapeutic response in 285 patients by separately analyzing the assessments performed per protocol in the morning
(~10 AM), afternoon (~2 PM), and evening (~6 PM).
*P less than .0001 vs placebo.
Data on file. Shire US Inc.

             Median daily dosing time was between 7:30 AM and 8 AM.

                                                                              10

Shire

VYVANSE provides duration of effect throughout the day

Change in LS Mean Score at Endpoint From Baseline on
Conners' Parent Rating Scale (CPRS) Across the Day
~10 AM
~2 PM
~6 PM
Percentage Change
0
-10
-20
-30
-40
-50
-60
-10.3
-8.9
-7.7
-51.5*
-51.8*
-48.2*
VYVANSE
Placebo

Data on file. Shire US Inc.

10

US ADHD Prevalence and Treatment

                                                      Pediatric Patients (4-17)*
                                                      Adult Patients*
Patients (millions)

4.9    9.9    4.0    2.4

Prevalence    Treated

* 2004 NHIS (National Health Interview Survey, given by CDC); Kessler et al,
2005

                                                                              11

US ADHD Prevalence and Treatment

Patients (millions)
9.9
4.9
4.0
2.4
Pediatric Patients (4-17)*
Adult Patients*
Prevalence
Treated

11

Growth in European ADHD market

                Circa $200 million market growing at CAGR > 70%
                     and likely to more than double by 2010

Approved ADHD Therapies $'s (000s)

50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0

Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4   Q1   Q2   Q3   Q4
2002 2002 2002 2002 2003 2003 2003 2003 2004 2004 2004 2004 2005 2005 2005 2005

Q1   Q2   Q3
2006 2006 2006

EUROPE GERMANY UNITED KINGDOM SPAIN SWEDEN
FRANCE SWITZERLAND IRELAND BENELUX

o Source: IMS

                                                                              12

Growth in European ADHD market

Approved ADHD Therapies $'s (000s)
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Q1 2002
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005
Q4 2005
Q1 2006
Q2 2006
Q3 2006
EUROPE
GERMANY
UNITED KINGDOM
SPAIN
SWEDEN
FRANCE
SWITZERLAND
IRELAND
BENELUX

➢ Source: IMS

12

Scientific efforts in ADHD advancing dramatically across Europe

o    Diagnosis of ADHD evolving in Europe

     o    Increasing adoption of US diagnostic criteria (DSM-IV*)

     o    ADHD treatment guidelines being developed and communicated

          o    Pan - European Guidelines

          o    NICE - 2000; 2006; 2008/09 (planned)

          o    British Association of Psychopharmacology - 2006 (ADHD in Adults)

o    Increased clinical research in ADHD in Europe

o    Germany, UK, Netherlands leading the way

* DSM-IV = Diagnostic and Statistical Manual of Mental Health Disorders

                                                                              13

Scientific efforts in ADHD advancing dramatically across Europe

- **Diagnosis of ADHD evolving in Europe**
  - Increasing adoption of US diagnostic criteria (DSM-IV*)
  - ADHD treatment guidelines being developed and communicated
    - Pan – European Guidelines
    - NICE – 2000; 2006; 2008/09 (planned)
    - British Association of Psychopharmacology – 2006 (ADHD in Adults)
- **Increased clinical research in ADHD in Europe**
  - Germany, UK, Netherlands leading the way

13

Acquisition Financing

Angus Russell
Chief Financial Officer

Shire

Acquisition Financing

Angus Russell

Chief Financial Officer

Transaction Financing

o    All cash transaction valued at $2.6bn to be funded by cash:

     o    Committed new bank facilities of $2.3bn

          o    Existing $700 million facilities to be cancelled

     o    Placing of new ordinary shares to raise approximately $800 million

          o    Executed by way of accelerated book built private placement to certain institutional investors

          o    Launched immediately

          o    Represents up to 7.5% of Shire's market value*

*Based on closing price of Shire shares on LSE on February 19, 2007 of
(pound)10.75

                                                                              15

Shire

Transaction Financing

- **All cash transaction valued at $2.6bn to be funded by cash:**
  - Committed new bank facilities of $2.3bn
    - Existing $700 million facilities to be cancelled
  - Placing of new ordinary shares to raise approximately $800 million
    - Executed by way of accelerated book built private placement to certain institutional investors
    - Launched immediately
    - Represents up to 7.5% of Shire's market value*

15

Financial model based on following assumptions:

o    Achievement of leading US ADHD market share

o    VYVANSE EU Launch in 2010/2011

o    Probability risk adjusted value for NRP290/409

o    Cost savings (COGS, G&A) of approximately $25 million per annum

o    Full US tax rate of 37%

o    Minimal level of tax losses

                                                                              16

Financial model based on following assumptions:

- Achievement of leading US ADHD market share
- VYVANSE EU Launch in 2010/2011
- Probability risk adjusted value for NRP290/409
- Cost savings (COGS, G&A) of approximately $25 million per annum
- Full US tax rate of 37%
- Minimal level of tax losses

16

      The Next Generation,
Prodrug Stimulant for ADHD........

                                                                              17

The Next Generation, Prodrug Stimulant for ADHD……..

Shire

ONE DOSE DAILY
ADDERALL XR™ CII

(Mixed Salts of a Single-Entity Amphetamine Product)
Dextroamphetamine Sulfate Dextroamphetamine Saccharate
Amphetamine Aspartate Monohydrate Amphetamine Sulfate

→

Vyvanse
(lisdexamfetamine dimesylate) capsules

B+

17

2006 Year End Review

Matthew Emmens
Chief Executive

2006 Year End Review

Matthew Emmens

Chief Executive

2006 Financial Highlights

o Product sales up 16% to $1,536 million
o Total revenues up 12% to $1,797 million
o Cash and cash equivalents up $470 million
o Dividends up 15%

                                                                              19

2006 Highlights - Executing on Strategy

o    Expansion of the business through significant advancement of our late stage pipeline

     o    ADHD

          o    VYVANSE - Approvable received - launch planned Q2 2007

          o    DAYTRANA - transdermal patch, successful US launch in progress

          o    SPD503 - non-stimulant for pediatric - June 24, 2007

          o    SPD465 - long-acting stimulant for adults - May 21, 2007

     o    GI

          o    LIALDA / MEZAVANT - launch planned Q2 2007

     o    Renal

          o    FOSRENOL - now launched in Germany and France; to be launched in
               UK, Spain and Italy in 2007

          o    US co-promote agreement with Abbott Laboratories - effective as of February 2007

          o    DYNEPO - Q2 07 European launch planned

     o    Human Genetic Therapies

          o    ELAPRASE - US and European launches in progress: 245 patients globally on therapy at the end January 2007

          o    REPLAGAL - Approval received in Japan - launch planned for Q2
               2007

                                                                              20

2006 Highlights - Executing on Strategy

- **Expansion of the business through significant advancement of our late stage pipeline**
  - ADHD
    - VYVANSE – Approvable received – launch planned Q2 2007
    - DAYTRANA – transdermal patch, successful US launch in progress
    - SPD503 – non-stimulant for pediatric - June 24, 2007
    - SPD465 – long-acting stimulant for adults - May 21, 2007
  - GI
    - LIALDA / MEZAVANT – launch planned Q2 2007
  - Renal
    - FOSRENOL – now launched in Germany and France; to be launched in UK, Spain and Italy in 2007
      - US co-promote agreement with Abbott Laboratories – effective as of February 2007
    - DYNEPO – Q2 07 European launch planned
  - Human Genetic Therapies
    - ELAPRASE – US and European launches in progress: 245 patients globally on therapy at the end January 2007
    - REPLAGAL – Approval received in Japan – launch planned for Q2 2007

20

Executing on strategy

o    Early stage pipeline to develop future product candidates

     o    GA-GCB: phase 3 clinical program initiated in Gaucher disease

     o    Three enzyme replacement projects advanced to pre-clinical development

          o    Sanfililppo (Mucopolysaccharidosis IIIA)

          o    Metachromatic Leukodystrophy

          o    Hunter syndrome CNS

     o    SPD500 (tissue protective cytokines pre-clinical): in-licensed from
          Warren Pharmaceuticals for renal and genetic disease areas

     o    SPD493 (Valrocemide Phase 1): in-licensed from Yissum Research and
          Development Company for CNS disorders

     o    New New SPD491: once-a-day, non-opiate, transdermal analgesic with the goal of nonscheduled labelling to treat moderate to severe pain

     o    New New SPD535: pre-clinical evaluation of a novel compound for the treatment of platelet reduction

                                                                              21

2006 Financial Results

Angus Russell
Chief Financial Officer

2006 Financial Results

Angus Russell

Chief Financial Officer

Total Revenues
+12%
+16%

                    2006        2005
                      $m          $m
                  -------     -------
Product Sales     1,535.8     1,327.7

Royalties           242.9       242.9

Other Revenue        17.8        28.7
                  -------     -------
Total Revenues    1,796.5     1,599.3

                                                                              23

Total Revenues

	2006 $m	2005 $m	
Product Sales	1,535.8	1,327.7	+16%
Royalties	242.9	242.9	
Other Revenue	17.8	28.7	
Total Revenues	1,796.5	1,599.3	+12%

23

               2006      2005     Sales      US RX*
                 $m        $m    Growth     Growth
--------------------------------------------------
ADDERALL XR   863.6     730.8      +18%        +8%
PENTASA       137.8     136.1       +1%        +2%
REPLAGAL      117.7    **94.6      +24%       N/A
CARBATROL      68.3      72.1       -5%        -9%
XAGRID***      53.3      46.8      +14%       N/A
FOSRENOL       44.8      53.5      -16%       +34%
DAYTRANA       25.1       N/A       N/A       N/A
ELAPRASE       23.6       N/A       N/A       N/A

* Source: IMS Data
** Includes pre-acquisition sales of $53.3m
*** worldwide sales excluding US and Canada

                                                                              24

Royalties

           2006                2005                      Growth
            $m                  $m
         ------------------------------------------------------
3TC       150.9               159.8                       -6%
ZEFFIX     34.8                30.5                      +14%*
Other**    57.2                52.6                       +9%
Total     242.9               242.9                        0%

* Foreign exchange movements have contributed +1% to reported growth
** Includes REMINYL/RAZADYNE

                                                                              25

Financial Ratios
(on a non-GAAP basis, excluding FAS123R)

                                  2006          2005

COGS : Product sales               13%           13%

Gross margin                       87%           87%

R&D : Revenues                     17%           18%

SG&A (excl. D&A) : Product sales   52%           48%

Operating margin                   22%           27%

This slide contains non GAAP financial measures. Management believes that the presentation of these non GAAP financial measures provide useful information to investors regarding Shire's performance as the excluded items are not indicative of the ongoing business in 2006 & 2005.

                                                                              26

Net Income/EPS

                                     2006               2005(1)
                                 --------              --------
Net income ($m)

  - GAAP                           278.2                (578.4)
  - Adjustments                     10.7                 892.4
                                 --------              --------
  - Non GAAP(2)                    288.9                 314.0     -8%

EPS (diluted):
  - ADS                            163.8c              (346.8c)
Non GAAP EPS (diluted)(2)
  - ADS                            170.1c               187.8c     -9%
Non GAAP EPS (diluted)(2)
  - ADS (excluding FAS123R)        187.2c               201.4c     -7%

(1)  Adjusted to reflect retrospective adoption of SFAS 123R and restated for the correction to the value of TKT's IPR&D

(2)  These are non GAAP financial measures. They exclude items that management believe are not indicative of the ongoing business in 2006 & 2005.

                                                                              27

Cash flow -2006
Millions of USD

Cash generation               +581
Tax / interest                +39
-109                          fixed asset purchases
-59                           Product milestones
-81                           R+D payments
Adderall IR Sale              +63
IDB loan repayment            +71
-42                           Equity financing

                                                  ---------------------------------
                                                  Net Cash at 31.12.05          694
                                                  Cash Surplus 31.12.06         463
                                                  ---------------------------------
                                                  Net Cash at 31.12.06        1,157
                                                  Provision for amounts due    (452)
                                                  for appraisal rights
                                                  Restricted cash               (30)
                                                  ---------------------------------
                                                  "Free Cash" at 31/12/06       675
                                                  ---------------------------------

Cash surplus for 2006 (1) : + 463

(1) Cash & cash equivalents up $470m less short term investments down $7m.

                                                                             28

2006 Actual v Guidance

                         Actual    Guidance
Revenue growth             12.3%   12% - 14%
R&D - GAAP ($m)             387
Less New River milestone    (50)
Warren up front              (6)
Duramed up front            (25)
FAS123R                      (5)
                         -------
R&D - Non GAAP ($m)        $301     $310m to $330m
                         =======
SG&A - GAAP ($m)            835
Less: FAS123R               (34)
                         -------
SG&A - Non GAAP ($m)       $801     $770m to $800m
                         =======
D&A increase                 34%         30%
Tax rate                     27%         28%

                                                                             29

Outlook - 2007

Shire's Non GAAP measure for 2007 will be Cash EPS, being GAAP EPS excluding significant milestone payments, amortization (up approx 20% over 2006) and FAS123R
(approx $45m). The following guidance excludes these costs and the impact of the New
River acquisition.

o    2007 revenue growth expected to be around 20% (assuming prescription growth in the ADHD market of 4-6%).

o    Earnings for 2007 will continue to be impacted by costs associated with the ongoing development and launch of new products.

     o    Up to 6 new products to be launched during 2007 and H1 2008 in addition to the continued growth of DAYTRANA, ELAPRASE & FOSRENOL in the US and ELAPRASE & FOSRENOL in Europe;

     o    Launches will require additional advertising and promotional spend and in some cases additional sales representatives. Consequently,
          SG&A expected to rise to between $930-960m for 2007;

     o    Phase 3(b) and Phase 4 studies to support new product launches, the continuation of phase 3 trials on GA-GCB, the development of the
          Women's Health franchise, preclinical development of 3 HGT projects and 2 further pre-clinical projects expected to result in R&D spend in the range of $360-380m.

o    Depreciation is expected to increase by approximately 20% compared to
     2006; and

o    Estimated tax rate - approximately 26% (down 1%).

                                                                             30

2006 Cash EPS

                                   2005      2006
                                   ----      ----

Non GAAP EPS (diluted)(1)
  - ADS                            170.1c    187.8c  -9%
Non GAAP EPS (diluted)(1)
  - ADS (excluding FAS123R)        187.2c    201.4c  -7%
Cash EPS (diluted)(2)
  - ADS (excluding FAS123R and     211.2c    220.7c  -4%
  amortisation)

(1) These are non GAAP financial measures. They exclude items that management believe are not indicative of the ongoing business in 2006 & 2005.
(2) This represents cash EPS and will be the measure which management intend to use for guidance in 2007

                                                                             31

Concluding Remarks

Matthew Emmens
Chief Executive
                                                                             32

Shire

Concluding Remarks

Matthew Emmens

Chief Executive

Concluding Remarks

o    Shire to gain control of VYVANSE, future flagship product for ADHD
     o    Logical strategic move
     o    Innovative drug - next generation of ADHD treatment
     o    Attractiveness of the ADHD market

o    Retain our financial flexibility to make further acquisitions

                                                                             33

Concluding Remarks

- Shire to gain control of VYVANSE, future flagship product for ADHD
  - Logical strategic move
  - Innovative drug – next generation of ADHD treatment
  - Attractiveness of the ADHD market
- Retain our financial flexibility to make further acquisitions

33

Concluding Remarks

o    Excellent results - the business continues to perform strongly
     o    Successful launches in 2006 with guidance for robust revenue growth

o    Continuing to demonstrate our ability to execute
     o    ADDERALL XR - leading US market share
     o    DAYTRANA - strong launch
     o    ELAPRASE - approved in US and EU
     o    FOSRENOL - strong start in Europe
     o    SPD465 - PDUFA May 21, 2007
     o    SPD503 - PDUFA June 24, 2007

o    Additional product launches by mid-2007 - on track
     o    VYVANSE
     o    LIALDA / MEZAVANT
     o    DYNEPO

o    Early stage pipeline advancing toward clinical development

                                                                             34

Concluding Remarks

- **Excellent results – the business continues to perform strongly**
  - Successful launches in 2006 with guidance for robust revenue growth
- **Continuing to demonstrate our ability to execute**
  - ADDERALL XR – leading US market share
  - DAYTRANA - strong launch
  - ELAPRASE - approved in US and EU
  - FOSRENOL - strong start in Europe
  - SPD465 - PDUFA May 21, 2007
  - SPD503 – PDUFA June 24, 2007
- **Additional product launches by mid-2007 - on track**
  - VYVANSE
  - LIALDA / MEZAVANT
  - DYNEPO
- **Early stage pipeline advancing toward clinical development**

34

Questions and Answers
All

                                                                             35

APPENDIX
                                                                             36

Appendix 1-EPS Reconciliation

                                       2006      2006       2005(1)     2005(1)
                                        $m     cents/ADS      $m       cents/ADS
-------------------------------------------------------------------------------
Net income for diluted EPS (ADS)       278.2     163.8c     (578.4)    (346.8c)
TKT in-process R&D write-off               -          -      815.0      487.5c
Cost of product sales fair value
  adjustment                            47.0      27.7c       41.9       25.2c
New River milestone and upfront
  payments                              50.0      29.5c       50.0       30.0c
Up-front license payments
  (Duramed & Warren)                    30.5      18.0c          -           -
Reorganisation / integration costs       5.6       3.3c       23.6       13.8c
Gain on disposal of drug
  formulation business                     -                  (3.6)      (2.1c)
Gain on sale of product rights         (63.0)    (37.1c)         -           -
Taxes on above adjustments
  less dilution impact of
  Non GAAP adj                         (18.8)    (11.1c)     (31.4)     (18.0c)
Gain on disposition of
  discontinued operations              (40.6)    (24.0c)      (3.1)      (1.8c)
                                       -----     -----       -----      -----
Net income for non GAAP EPS (ADS)      288.9     170.1c      314.0      187.8c
FAS 123R effect (net of tax)            31.3      17.1c       25.6       13.6c
                                       -----     -----       -----      -----
Net income for non GAAP EPS (ADS)
  (Ex FAS 123R)                        320.2     187.2c      339.6      201.4c
Amortisation (net of tax)               41.2      24.0c       32.5       19.3c
                                       -----     -----       -----      -----
Net income for non GAAP EPS (ADS)
 (Ex FAS123R and amortisation)         361.4     211.2c      372.1      220.7c
                                       -----     -----       -----      -----

(1)  Adjusted to reflect retrospective adoption of SFAS 123R and restated for the correction to the value of TKT's IPR&D
(2)  These are non GAAP financial measures. They exclude items that management believe are not indicative of the ongoing business in 2006 & 2005.

                                                                             37

Additional Information

The tender offer described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell New River common stock. Investors and security holders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer described in this report when they become available because they will contain important information. The tender offer statement will be filed by a subsidiary of Shire with the Securities and
Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by New River with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by
Shire or New River with the SEC at the website maintained by the SEC at
www.sec.gov. The tender offer statement and related materials may be obtained for free by directing such requests to Shire at Hampshire International
Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP, attention:
Investor Relations. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to New River at 1881 Grove
Avenue, Radford, Virginia 24141, attention: Director of Corporate
Communications.